Exhibit 2.1

PURCHASE AND SALE AGREEMENT
by and among
MONERIS SOLUTIONS CORPORATION,
NATIONAL PROCESSING COMPANY
and
VANTIV, LLC
(as guarantor of Purchaser’s obligations)

Dated as of November 10, 2016

TABLE OF CONTENTS

Page
ARTICLE I
DEFINITIONS AND TERMS

Section 1.1	Certain Definitions	1
ARTICLE II
SALE AND PURCHASE OF THE TARGET EQUITY INTERESTS
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT

i

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
ARTICLE V
COVENANTS
ARTICLE VI
CONDITIONS TO CLOSING

Section 6.1	Conditions to Each Party’s Obligations	39
Section 6.2	Conditions to Obligations of Purchaser	39
Section 6.3	Conditions to Obligations of Parent	40

ARTICLE VII
TAX MATTERS
ARTICLE VIII
SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES
ARTICLE IX
TERMINATION

Section 9.1	Termination	51
Section 9.2	Notice of Termination	52
Section 9.3	Effect of Termination	52
Section 9.4	Additional Rights and Remedies	52
ARTICLE X
MISCELLANEOUS

Schedules and Exhibits*

Schedule A	Definitions and Terms
Exhibit 1	Form of Transition Services Agreement
Exhibit 2	Form of Reverse Transition Services Agreement
Exhibit 3	Net Working Capital
Exhibit 4	Form of BMO Harris Sponsorship and Settlement Agreement
Exhibit 5	Form of BMO Harris Merchant Referral Program Agreement
Exhibit 6	Form of Merchant Assignment Agreement
Exhibit 7	Form of Parent Shareholder Non-Competition Agreement
Exhibit 8	Contingent Purchase Price Amount
Exhibit 9	Technology License Agreement

*The exhibits listed above have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that Vantiv, Inc. may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any exhibits so furnished.

PURCHASE AND SALE AGREEMENT, dated as of November 10, 2016 (the “Agreement”), by and among Moneris Solutions Corporation, a corporation incorporated under the laws of Canada (“Parent”), National Processing Company, a corporation organized under the laws of the State of Nebraska (“Purchaser”), and Vantiv, LLC, a Delaware limited liability company, as guarantor of Purchaser’s obligations hereunder (“Vantiv”).
RECITALS
WHEREAS, Parent directly owns all of the Target Equity Interests; and
WHEREAS, on the terms and conditions set forth herein, Parent desires to sell to Purchaser, and Purchaser desires to purchase from Parent, all of Parent’s rights in the Target Equity Interests.
NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:
ARTICLE I
DEFINITIONS AND TERMS
Section 1.1    Certain Definitions. Capitalized terms used in this Agreement shall have the meanings set forth on Schedule A.
ARTICLE II
SALE AND PURCHASE OF THE TARGET EQUITY INTERESTS
Section 2.1    Sale and Purchase of the Target Equity Interests. On the terms and subject to the conditions set forth herein, at the Closing, Parent shall sell, transfer and deliver to Purchaser, free and clear of any Encumbrances other than any restrictions arising under applicable Law, and Purchaser shall purchase and receive from Parent, all of Parent’s right, title and interest in and to the Target Equity Interests.
Section 2.2    Purchase Price.
(a)    The aggregate purchase price for the Target Equity Interests (the “Purchase Price”) shall be an amount in cash equal to (i) $425,000,000 plus (ii) the Final Net Working Capital Adjustment, minus (iii) the Indebtedness of the Target Company, if any, outstanding as of the Closing, minus (iv) unpaid Company Transaction Expenses, if any, as of the Closing, plus (v) the Contingent Purchase Price Amount, if any, payable at the Closing in accordance with Exhibit 8, all as set forth on the Final Closing Statement. The Purchase Price shall be payable and subject to adjustment as provided herein.
(b)    No later than three (3) Business Days prior to the Closing Date, Parent shall deliver to Purchaser the Estimated Closing Statement, along with a good faith estimated unaudited balance sheet of the Target Company as of the Closing (the “Estimated Closing Date Balance Sheet”) from which the Estimated Closing Statement was derived. The Estimated Closing Date Balance Sheet shall be derived in good faith from the books and records of the Target Company and shall be prepared in accordance with GAAP using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodologies as were used in preparation of the most recent balance sheet of the Target Company included with the Target Company Financial Information; provided, that if the Closing occurs on any day other than the first Business Day of a month, the Estimated Closing Date Balance Sheet may include any assumptions that are necessary or appropriate as determined by Parent in good faith.
Section 2.3    Purchase Price Adjustment.
(a)    As soon as reasonably practicable, but in no event later than seventy-five (75) days following the Closing Date, Purchaser shall prepare (in good faith and in accordance with this Agreement) and deliver to Parent the Proposed Final Closing Statement, along with a good faith estimated unaudited balance sheet of the Target Company as of the Closing (the “Proposed Closing Date Balance Sheet”) from which the Proposed Final Closing Statement was derived. The Proposed Closing Date Balance Sheet shall be derived in good faith from the books and records of the Target Company and shall be prepared in accordance with GAAP using the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodologies as were used in preparation of the most recent balance sheet of the Target Company included with the Target Company Financial Information. During the 60-day period immediately following Parent’s receipt of the Proposed Final Closing Statement and Proposed Closing Date Balance Sheet (the “Review Period”), Parent and its Representatives shall be provided access to the books, records and other relevant information of Purchaser and its Representatives (including the Target Company) to the extent relating to the Proposed Final Closing Statement and Proposed Closing Date Balance Sheet. During the Review Period, Purchaser shall make available such personnel of Purchaser and its Affiliates (including the Target Company) knowledgeable about the information used in, and the preparation of, the Proposed Final Closing Statement and Proposed Closing Date Balance Sheet in order to respond to reasonable inquiries made by Parent and its Representatives.
(b)    On or prior to the last day of the Review Period, Parent may object to the Proposed Final Closing Statement by delivering to Purchaser a written statement setting forth the basis for Parent’s objections thereto (the “Statement of Objections”). If Parent fails to deliver the Statement of Objections within the Review Period, the Proposed Final Closing Statement shall be deemed to have been accepted by Parent and shall be used in calculating the Adjustment Amount. If Parent delivers the Statement of Objections within the Review Period, the Parties shall negotiate in good faith to resolve such objections, and, if the same are so resolved, the Proposed Final Closing Statement with such changes that may have been previously agreed in writing by the Parties shall be final and binding.
(c)    If the Parties shall fail to reach an agreement with respect to any of the matters set forth in the Statement of Objections, then such unresolved matters shall, not later than fifteen (15) days after one of the Parties affirmatively terminates discussions in writing with respect to the Statement of Objections, be submitted for resolution to KPMG LLP (or, if such firm shall decline or is unable to act or is not, at the time of such submission, independent of both Parent and Purchaser, to another independent accounting firm of international reputation mutually acceptable to Parent and Purchaser (either KPMG LLP or such other accounting firm, the “Accounting Expert”). The Accounting Expert shall, limiting its review to matters properly included in the Statement of Objections and acting as an expert and not as an arbitrator, resolve the disputes set forth in the Statement of Objections and make any corresponding adjustments to the Proposed Final Closing Statement. Subject to, and to the extent permitted by, any applicable Laws, the Parties shall each make readily available to the Accounting Expert all relevant books, records and other information relating to the Target Company to the extent related to the matters set forth in the Statement of Objections. Each Party shall concurrently provide the other Party with copies of all such materials and information provided by such Party to the Accounting Expert. The Parties shall jointly instruct the Accounting Expert to make a determination, on the basis of the standard set forth in this Section 2.3(c), as soon as practicable within thirty (30) days (or such other time as the Parties shall agree in writing) after its engagement and to select, with respect to each item in dispute, an amount between or equal to Purchaser’s position on the Proposed Final Closing Statement and Parent’s position as set forth in the Statement of Objections. The Accounting Expert’s resolution of the disputes set forth in the Statement of Objections and the Proposed Final Closing Statement, with any such adjustments made by the Accounting Expert, shall be final and binding, absent manifest error. The determination of the Accounting Expert shall not be an arbitration within the meaning of the Federal Arbitration Act or any other Law, and any disputes regarding procedural or legal issues (including with regard to interpretation of this Agreement) relating to adjustment of the Purchase Price pursuant to this Section 2.3(c) shall be resolved by a court of competent jurisdiction as set forth in Section 10.6. The fees of the Accounting Expert shall be divided between Purchaser, on the one hand, and Parent on the other hand, in proportion to the aggregate Dollar amount submitted to the Accounting Expert and unsuccessfully disputed by the applicable Party divided by the aggregate Dollar amount of items submitted to the Accounting Expert by both Parties. The Proposed Final Closing Statement as accepted and agreed (or deemed to be accepted and agreed) by the Parties or, subject to the limitations of this Section 2.3(c), as determined by the Accounting Expert shall become the “Final Closing Statement” for all purposes of this Agreement.
(d)    Within two (2) Business Days of the Proposed Final Closing Statement becoming the Final Closing Statement hereunder, to the extent that the Closing Payment is not equal to the Purchase Price set forth in the Final Closing Statement:
(i)    if the Closing Payment is greater than the Purchase Price set forth in the Final Closing Statement, Parent shall pay to Purchaser an amount equal to the Adjustment Amount by wire transfer of immediately available funds to one or more accounts designated by Purchaser; and
(ii)    if the Closing Payment is less than the Purchase Price set forth in the Final Closing Statement, Purchaser shall pay to Parent an amount equal to the Adjustment Amount by wire transfer of immediately available funds to one or more accounts designated by Parent.
(e)    If the Contingent Purchase Price Amount is not payable at the Closing in accordance with Exhibit 8, Purchaser shall pay the Contingent Purchase Price Amount, if any, after the Closing Date in accordance with Exhibit 8.
The Parties agree that any such payment pursuant to Section 2.3(d) and Section 2.3(e) shall be treated as an adjustment to the purchase price for the Target Equity Interests for Tax purposes.
Section 2.4    Closing. The sale and purchase of the Target Equity Interests will take place at a closing (the “Closing”) to be held at the offices of Sullivan & Cromwell LLP, 125 Broad St., New York, New York, at 10:00 a.m., New York City time, on the third Business Day after the last of the conditions set forth in Article VI has been satisfied or waived (other than those conditions that, by their terms, are to be satisfied on the Closing Date, but subject to the satisfaction of those conditions), but in no event prior to December 15, 2016, or on such other date or at such other time and place as the parties may mutually agree. The Closing shall be deemed to be effective as of 12:00 a.m., New York City time, on the Closing Date.
Section 2.5    Closing Deliverables.
(a)    At the Closing, Purchaser shall deliver, or cause to be delivered, to Parent the following:
(i)    an amount in Dollars equal to the Closing Payment, by wire transfer in immediately available funds, to one or more accounts that have been designated by Parent at least two (2) Business Days prior to the Closing Date;
(ii)    duly executed counterparts to each of the Transaction Documents (other than this Agreement) to which Purchaser or any of its Affiliates is a party (it being understood that Purchaser shall deliver to BMO Harris Bank N.A. a duly executed counterpart of the BMO Harris BIN Sponsorship Agreement and the BMO Harris Merchant Referral Program Agreement on behalf of the Target Company);
(iii)    the certificate referred to in Section 6.3(c); and
(iv)    evidence that all Purchaser Required Governmental Approvals have been obtained.
(b)    At the Closing, Parent shall deliver, or cause to be delivered, to Purchaser the following:
(i)    a stock certificate representing the Target Equity Interest, duly endorsed in blank or accompanied by a stock power duly executed in blank in a form acceptable for transfer on the books of the Target Company;
(ii)    duly executed counterparts to each of the Transaction Documents (other than this Agreement) to which Parent or any of its Affiliates is a party;
(iii)    the certificate referred to in Section 6.2(c);
(iv)    evidence that all Parent Required Governmental Approvals have been obtained;
(v)    the resignations, effective as of the Closing, of all directors and officers of the Target Company;
(vi)    payoff letters and final invoices for all Indebtedness and Company Transaction Expenses reflected on the Estimated Closing Statement; and
(vii)    an affidavit of the Target Company, conforming with the requirements of Treasury Regulations Sections 1.897-2(h)(1) and 1.1445-2(c)(3), dated as of the Closing Date, stating under penalties of perjury that the Target Company is not and has not been a United

States real property holding corporation, and a notice to the IRS conforming with the requirements of Treasury Regulations Section 1.897-2(h)(2).
(c)    Notwithstanding any other provision in this Agreement, Purchaser and the Target Company shall have the right to deduct and withhold Taxes from any payments required to be made under this Agreement to the extent required by applicable law; provided, however, that (i) Purchaser shall provide Parent written notice as soon as reasonably practicable (and in any case prior to making the deduction or withholding) upon becoming aware that deduction or withholding is required to be withheld from any payments required to be made under this Agreement and (ii) Parent shall cooperate with Purchaser and Target Company in seeking to reduce or eliminate any such withholding or deduction. To the extent that amounts are so deducted and withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to any recipient of a payment in respect of which such deduction or withholding was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT
Except as set forth in Parent’s Disclosure Letter, Parent represents and warrants to Purchaser, as of the date hereof and as of the Closing Date (except to the extent any such representation and warranty relates to a specific date, in which case Parent hereby makes to Purchaser such representation and warranty only as of such date), as follows:
Section 3.1    Organization, Authorization, Enforceability, Non-Contravention.
(a)    Organization. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of Canada. The Target Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and has the requisite corporate power to own, operate or lease the properties and assets owned, operated or leased by it and to conduct its business as presently conducted. The Target Company is duly licensed or qualified to do business in each jurisdiction in which the properties owned or leased by it or the operation of its business as presently conducted make such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, have a Company Material Adverse Effect.
(b)    Corporate Authorization. Parent and each of its Affiliates that is a party to any of the Transaction Documents have full corporate or other organizational power and authority to execute and deliver each of the Transaction Documents to which it is a party and to perform its obligations under, and consummate the transactions contemplated by, each such Transaction Document. The execution, delivery and performance of this Agreement by Parent have been duly and validly authorized by all necessary corporate action on the part of Parent. The execution, delivery and performance of each of the Transaction Documents (other than this Agreement) to which Parent or any of its Affiliates is a party have been, or prior to Closing will have been, duly and validly authorized by all necessary corporate or other action on the part of such Person.
(c)    Binding Effect. This Agreement has been, and the other Transaction Documents will be at the Closing, duly executed and delivered by Parent or those of its Affiliates that are (or are contemplated to be) party thereto. This Agreement is a legal, valid and binding obligation of Parent enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Each of the Transaction Documents other than this Agreement to which Parent or any of its Affiliates is or will be a party, when executed and delivered by such Person, will be legal, valid and binding obligations of such Person enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(d)    Non-Contravention. Assuming the receipt of all Required Governmental Approvals, and the expiration of any related waiting periods, the execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated thereby, will not (i) violate or conflict with any provision of the Constituent Documents of Parent or the Target Company (ii) violate or conflict with any Law or Permit applicable to Parent or the Target Company, or (iii) constitute a breach (or event which, with the giving of notice or the lapse of time, would constitute a breach) under, or give any third party any rights of termination, acceleration or cancellation of, or result in the creation of any Encumbrance (other than Permitted Encumbrances) on, any of the assets or properties of the Target Company or the Target Equity Interests, except in the cases of clauses (ii) and (iii) of this Section 3.1(d), for any such conflicts, violations, breaches, terminations, accelerations, cancellations or creations that would not, individually or in the aggregate, have a Company Material Adverse Effect.
Section 3.2    Equity Interests of the Target Company.
(a)    The Target Equity Interests constitute all of the issued and outstanding capital stock of the Target Company. The Target Equity Interests have been duly authorized and validly issued and are fully paid and were not issued in violation of any preemptive or other similar right.
(b)    Parent owns, directly, all the outstanding Target Equity Interests free and clear of any Encumbrances, except for Permitted Encumbrances or restrictions arising pursuant to this Agreement or applicable Law.
(c)    There are no outstanding options, warrants, rights of conversion, exchange or purchase or any similar rights in respect of the Target Equity Interests. Neither Parent nor any of its Affiliates is a party to any Contract currently in effect with respect to the issuance, voting, sale or transfer of the Target Equity Interests (except for this Agreement and except to the extent such rights do not directly encumber the Target Equity Interests).
(d)    The Target Company has no subsidiaries and does not own an equity interest or securities convertible or exercisable into an equity interest in any Person.
Section 3.3    Target Company Financial Information.
(a)    Subject to such exceptions and qualifications as may be reflected in such financial information, the audited balance sheet and related statement of operations as of and for the years ended December 31, 2014 and 2015 and the unaudited balance sheet and related statement of operations for the six (6) months ended June 30, 2016 of the Target Company (the “Target Company Financial Information”) present fairly, in all material respects, in accordance with GAAP, the financial position and results of operations of the Target Company for the periods and as of the dates indicated therein, except that the unaudited balance sheet and related statement of operations for the six (6) month period ended June 30, 2016 may omit footnote disclosures required by GAAP and year-end adjustments.
(b)    The Target Company Financial Information has been derived from the books of account (including the financial records) of the Target Company, and such books of account (including the financial records) have been maintained in all material respects in accordance with commercially reasonable business practices.
Section 3.4    No Undisclosed Liabilities. Except (i) as set forth in the Target Company Financial Information, (ii) for Liabilities incurred by the Target Company since June, 30, 2016 for the Target Company, in the ordinary course of the Target Business, (iii) Liabilities incurred in connection with the transactions contemplated by the Transaction Documents, (iv) for Liabilities of any nature that are not material to the Target Company and (v) for Liabilities that are otherwise the subject of any other representation or warranty contained in this Article III, there are no Liabilities of the Target Company of a character required under GAAP to be reflected or reserved against on a balance sheet.
Section 3.5    Absence of Changes. Except as contemplated by the Transaction Documents and except for any action taken in connection with any effort to sell the Target Company or the Target Business, since June 30, 2016 through the date hereof, the Target Company has operated the Target Business in the ordinary course of business and there has not been:
(a)    any change, effect, event or occurrence that has had, individually or in the aggregate, a Company Material Adverse Effect;
(b)    any amendment of Constituent Documents of the Target Company;
(c)    any acquisition or disposition (i) by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any Person or division thereof, or (ii) of any assets that are material, in the aggregate, to the Target Company, taken as a whole, except purchases of supplies and raw materials in the ordinary course of business;
(d)    any sale, lease, license, pledge or other disposition, or the creation of any Encumbrance upon (other than Permitted Encumbrances), of any material asset of the Target Company other than in the ordinary course of business;
(e)    any capital expenditures or commitments therefor in excess of $100,000 in the aggregate;
(f)    except as required to comply with applicable law or agreements, plans or arrangements existing on the date hereof, (i) the adoption, entering into, termination or material amendment of any employment, severance or similar agreement or material benefit plan for the benefit or welfare of any current or former director, officer or employee or any collective bargaining agreement, (ii) increased in any material respect the compensation or fringe benefits of any director, officer or employee (except for annual increases of salaries or changes made in connection with any promotion or increase in duties or responsibilities in the ordinary course of business), (iii) any acceleration of the payment, right to payment or vesting of any material compensation or benefits, or (iv) any action other than in the ordinary course of business to fund or in any other way secure the payment of compensation or benefits under any Target Benefit Plan;
(g)    any material changes in accounting methods, principles or practices, except insofar as may have been required by a change in GAAP;
(h)    any election (or change in any election) in respect of Taxes (other than routine elections made in the ordinary course of business consistent with past practice), adoption or change in any accounting method in respect of Taxes, any amendment to a Tax Return, a settlement of any claim or assessment in respect of Taxes in excess of $50,000, a consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes, or any surrender of a right to claim a refund of any material amount of Taxes, except in each case as required to comply with Law;
(i)    any cancellation or compromise of any debt or claim or any material and adverse (from the Target Company’s perspective) amendment, modification, cancellation, termination, relinquishment, waiver or release of any contract or right outside of the ordinary course of business;
(j)    institution or settlement of any actions, suits or proceedings involving money damages in excess of (i) an aggregate of $50,000 for purposes of this Section 3.5(j) or (ii) an aggregate of $100,000 for purposes of Section 5.1(a)(i);
(k)    any incurrence of Indebtedness;
(l)    any changes to the amount of any merchant reserve in excess of an aggregate of $1,000,000 for all merchants or $200,000 for a reserve related to a single merchant; and
(m)    any agreement, commitment, arrangement or entrance into any understanding to do anything set forth in this Section 3.5.
Section 3.6    No Litigation or Actions. There is no material Action by any Person pending or, to Parent’s knowledge, threatened against the Target Company. To Parent’s Knowledge, there are no material Government Orders outstanding or unsatisfied against the Target Company or against any of the properties or businesses of the Target Company.
Section 3.7    Approvals. Other than the authorizations, waivers, consents, approvals, filings, registrations, notices and applicable waiting periods as set forth in Section 3.7 of Parent’s Disclosure Letter (collectively, the “Parent Required Governmental Approvals”), neither Parent nor any of its Affiliates is required to (i) obtain any authorization, waiver, consent or approval of, (ii) make any filing or registration with, or (iii) give any notice to any Government Authority in connection with or as a condition to the execution, delivery and performance of any of the Transaction Documents or the consummation of the transactions contemplated thereby, other than (1) any authorization, waiver, consent, approval, filing, registration or notice the failure of which to obtain, make or give would not have a Company Material Adverse Effect, or (2) as would be required solely as a result of the identity or regulatory status of Purchaser or its Affiliates.

Section 3.8    Taxes.
(a)    All Tax Returns that are required to be filed under applicable Laws on or before the Closing (taking into account any extensions of time in which to file) by the Target Company have been or will be timely filed on or before the Closing. All such Tax Returns are true, accurate and complete in all material respects.
(b)    The Target Company has paid all Taxes shown on any Tax Return or any other Taxes due and owing (regardless of whether shown on a Tax Return).
(c)    The Target Company is not a party to any audit, examination, investigation, action or proceeding for assessment or collection of any amount of Taxes, nor has such an event been threatened in writing by a Government Authority that remains pending.
(d)    No agreements, consents or waivers of any statute of limitations or extension of time with respect to a Tax assessment or deficiency is in effect with respect to any material Taxes of the Target Company.
(e)    The Target Company is not a party to any Tax allocation, Tax-sharing agreement or Tax indemnification agreement (other than a leasing or financing contract entered into in the ordinary course of business, the principal purpose of which is not related to Taxes) that will survive Closing.
(f)    There are no Encumbrances for Taxes upon any of the assets of the Target Company except Permitted Encumbrances.
(g)    The Target Company has no liability for the Taxes of any Person (A) under Treasury Regulations Section 1.1502-6 as a result of being a member of a consolidated group, (B) under any similar provision of state, local or foreign law as a result of being a member of a consolidated, combined or unitary group, or (C) as a transferee or successor, by contract, or otherwise.
(h)    The Target Company has properly withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or other Person prior to Closing.
(i)    No claim has been made in writing by a Tax authority in a jurisdiction where the Target Company does not file Tax Returns that the Target Company may be subject to taxation by that jurisdiction.
(j)    The Target Company has never participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) and Section 6707A(c)(2) of the Code.
(k)    There are no rulings, requests for rulings, closing agreements or determinations relating to the Target Company which would reasonably be expected to affect its liability for Taxes for any Tax period after the Closing.
(l)    No amounts paid or payable (whether in cash, in property, or in the form of benefits) by the Target Company in connection with the transaction contemplated by this Agreement

(either solely as a result thereof or as a result of such transactions in conjunction with any other event) will result in the disallowance of a deduction pursuant to Section 280G of the Code.
(m)    The Target Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non U.S. income Tax law) executed on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) election under Section 108(i) of the Code.
(n)    Within the past three (3) years, the Target Company has not distributed stock of another Person or had its stock distributed in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.
(o)    The Target Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(p)    The Target Company does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the United States of America.
(q)    Parent has provided or made available to Purchaser complete copies of all Tax Returns, audit or examination reports, and notices or statements of deficiencies of the Target Company that were requested in writing by Purchaser or its tax advisors prior to the date of this Agreement.
(r)    Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in Section 3.11 shall not apply to Taxes or other Tax matters.
Section 3.9    Employee Benefit Plans.
(a)    Section 3.9(a) of Parent’s Disclosure Letter sets forth an accurate and complete list of each material Benefit Plan and separately identifies the material Benefit Plans that are sponsored by the Target Company (the “Target Benefit Plans”). For purposes of this Agreement, “Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which Parent, the Target Company or any other Controlled Group Member has or could reasonably be expected to have any liability, for the benefit of any current or former Business Employee, officer, director or employee of Parent, the Target Company or any other Controlled Group Member. For purposes of this Agreement, “Controlled Group Member” shall mean Parent, the Target Company, and any person, entity or trade or business, whether or not incorporated, which is required to be aggregated with Parent, or the Target Company under Section 414(b), (c), (m) or (o) of the Code. With respect to each Target Benefit Plan listed on Section 3.9(a) of Parent’s Disclosure Letter, Parent has made available to Purchaser, to the extent applicable, accurate and complete copies of (1) the plan document, including any amendments thereto, (2) the most recently prepared audited financial report and (3) the most recent summary plan description together with any summaries of all material modifications thereto.
(b)    Each Target Benefit Plan has been administered in accordance with its terms and is in compliance with applicable Laws, except for any failures to so administer or be in compliance that would not, individually or in the aggregate, have a Company Material Adverse Effect. As of the date hereof, there is no pending or, to Parent’s Knowledge, threatened material litigation relating to any Target Benefit Plans. All contributions that the Target Company is required to make to any Benefit Plan have been fully and timely paid when due. Each Target Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code, and to Parent’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Target Benefit Plan. To Parent’s Knowledge, neither Parent nor the Target Company has engaged in a transaction with respect to any Target Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would reasonably be expected to subject the Target Company or any Target Benefit Plan to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which could be material.
(c)    No Benefit Plan is subject to Title IV of ERISA, no Benefit Plan is part of a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, and no Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3() of ERISA or Section 414(f) of the Code, and no liability under Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA has been or is reasonably expected to be incurred by the Target Company with respect to any Benefit Plan.
(d)    With respect to each Target Benefit Plan:
(i)    There are no ongoing audits or investigations by any governmental agency and there are no actions, suits or claims (other than routine claims for benefits) pending or threatened against any Target Benefit Plan, the assets of the Target Benefit Plan, a Controlled Group Member, any employee, officer or director of a Controlled Group Member or, to the Knowledge of Parent, against any other trustee, fiduciary ort administrator of any Target Benefit Plan;
(ii)    If any Target Benefit Plan provides health, accident or medical benefits, (A) the Target Benefit Plan sponsor and administrator have complied in all material respects with the requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code (herein collectively referred to as “COBRA”) and (B) except as required by applicable Law, no Target Benefit Plan provides retiree or post-employment medical, accident or life benefits. To the extent that any such Target Benefit Plan provides such benefits, Parent or an applicable Subsidiary has reserved the right to amend, terminate or modify such Target Benefit Plan;
(iii)    No changes have occurred or are expected to occur that would cause a material increase in the cost of providing benefits under the Target Benefit Plan;
(iv)    All contributions with respect to each Target Benefit Plan have been timely made or accrued in accordance with generally accepted accounting principles; and

(v)    The consummation of the transactions contemplated by this Agreement will not (A) entitle any current or former employee or officer of the Target Company to severance pay, unemployment compensation or any other similar payment, (B) accelerate the time of payment or vesting under the Target Benefit Plan, (C) increase the amount of compensation due any such employee or officer, (D) directly or indirectly cause the Target Company to transfer or set aside any assets to fund or otherwise provide for the benefits under the Target Benefit Plan for any current or former employee, officer or director, or (E) result in any non-exempt prohibited transaction described in ERISA Section 406 or Code Section 4975.
Section 3.10    Labor Matters.
(a)    The Target Company is not a party to any collective bargaining agreement or other agreement with a labor union or like organization, and to the Knowledge of Parent, there are no activities or proceedings underway by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any Business Employees or with respect to the Target Company, and no such activities or proceedings have occurred within the past five (5) years.
(b)    There is no pending or, to Parent’s Knowledge, threatened slowdown, strike, work stoppage, labor dispute or disturbance, or any similar activity or dispute regarding the Target Company or any Business Employees.
(c)    The Target Company, and with respect to any Business Employee employed by Parent or an Affiliate of Parent (other than the Target Company), Parent or the applicable Affiliate, has complied in all material respects with all Laws relating to the recruitment, hiring, retention, compensation of employees, employment of labor and termination of employment relationships, including, without limitation, provisions thereof relating to wages and hours (including the classification of Employees as exempt and non-exempt and the payment of overtime), equal opportunity, employment discrimination, equal pay, eligibility for employment in the United States, occupational health and safety (including OSHA), plant closings and layoffs, collective bargaining, classification of independent contractors as non-employees and collection and payment of withholding and social security taxes. Within the past three (3) years, the Target Company has not implemented any employee layoffs or plant closing that would trigger notice requirements under the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local Law.
(d)    Except as otherwise set forth on Section 3.10(d) of Parent’s Disclosure Letter, there are no active, pending or, to Parent’s Knowledge, threatened administrative or judicial complaints, charges, investigations, inquiries or proceedings against or affecting the Target Company before the U.S. Equal Employment Opportunity Commission, U.S. National Labor Relations Board, U.S. Department of Labor, U.S. Department of Justice, U.S. Occupational Health and Safety Administration or any other Government Authority with respect to the Target Company or any Business Employee. The Target Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Government Authority relating to Business Employees or employment practices.
(e)    All necessary visa or work authorization petitions required to be filed by Parent and its Affiliates and Target Company have been timely and properly filed on behalf of any Business Employees requiring a visa stamp, I-94 status document, employment authorization document, or any other immigration document to legally work for the Target Company in the United States and all paperwork retention requirements with respect to such applications and petitions have been met. No Business Employee has ever worked for the Target Company without employment authorization from the Department of Homeland Security or any other government agency that must authorize such employment. I-9 Forms have been timely and properly completed by the Target Company for all current and former Business Employees and such I-9 Forms have been lawfully retained and re-verified. There are no claims, lawsuits, actions, arbitrations, administrative or other proceedings, or to the knowledge of Parent or its Affiliates, governmental investigations or inquiries pending or threatened against the Target Company relating to its compliance with immigration Laws. There have been no letters received by the Target Company from the Social Security Administration (“SSA”) regarding the failure of any employee’s Social Security number to match his or her name in the SSA database.
(f)    Except for any right to severance benefits and any termination notice period, in each case, as set forth in any Target Benefit Plan, (i) the employment of all Business Employees presently employed or retained by the Target Company (whether or not pursuant to a written employment agreement) is terminable at will and may be terminated for any reason whatsoever not prohibited by current law, without penalty or liability of any kind other than accrued vacation pay by the Target Company, (ii) the Target Company is not a party to any employment, consulting or similar agreement, written or oral, with any individual and (iii) the Target Company is not delinquent in payments to any Business Employees for any wages, salaries, commissions, bonuses, or other direct compensation for any services performed by them to date or amounts required to be reimbursed to such Business Employees, and has paid or properly accrued in the ordinary course of business all vacations or vacation pay, holidays or holiday pay, sick days or sick pay.
(g)    Parent has made available to Purchaser true, correct and complete copies of all material written personnel manuals and handbooks of the Target Company applicable to any Business Employee.
(h)    Section 3.10(h) of Parent’s Disclosure Letter sets forth a list of the current salary, commissions, unpaid incentive compensation potential for 2016, and years of credited service for each Business Employee who is employed by the Target Company as of the date of this Agreement.
Section 3.11    No Violation of Law; Card Networks; Required Licenses and Permits.
(a)    The Target Company has been in compliance in all material respects with all applicable Law since January 1, 2014. The Target Company has not received any written notice of or been charged with any material violation of applicable Laws, except for any such matters that have been resolved prior to the date of this Agreement.
(b)    The Target Company is registered by BMO Harris Bank N.A. with the Card Networks and is in good standing with the Card Networks. The Target Company is in compliance in all material respects with the Rules. There is no material investigation, proceeding or disciplinary action, including fines, currently pending, or to Parent’s Knowledge, threatened against the Target Company by a Card Network or its applicable agent.
(c)    The Target Company is in compliance in all material respects with the applicable requirements of, and certified at the appropriate level of, the Payment Card Industry Data Security Standard and has been in compliance in all material respects with the applicable requirements of the

Payment Card Industry Data Security Standard since January 1, 2014 as such requirements were then in effect.
(d)    The Target Company has all material Permits necessary for the conduct of the Target Business, and the Target Business is being conducted in all material respects in compliance with such Permits. The Target Company is not in material default or material violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a material default or material violation) of any term, condition or provision of any of its respective Permits.
Section 3.12    Real Property.
(a)    The Target Company does not own, nor has ever owned, any real property.
(b)    Section 3.12 of Parent’s Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all real property leased, subleased or licensed by the Target Company (collectively, “Company Leases”) and the location of the premises. Neither the Target Company nor, to Parent’s Knowledge, any other party to any Company Lease is in material default under any of the Company Leases, and the Target Company has not received written notice of such default under any Company Leases which remains uncured. All rents, including additional rents and expenses payable to landlord or third parties pursuant to any Company Leases are current. The Target Company has not alleged in writing any material default by any landlord pursuant to any Company Leases which remains uncured. Except as set forth in Section 3.12 of Parent’s Disclosure Letter, the Target Company does not lease, sublease or license any real property to any Person. The Target Company has made available to Purchaser true, complete and accurate copies of all Company Leases.
Section 3.13    Intellectual Property and Data Security.
(a)    Except as would not have a Company Material Adverse Effect:
(i)    the operation of the Target Business as currently conducted and the Target Company’s products and services do not infringe or misappropriate the Intellectual Property of any third party, and no Person has asserted in a writing received by Parent that the Target Company has infringed or misappropriated the Intellectual Property of any third party;
(ii)    the IT Assets of the Target Company operate and perform without material defect or deficiency and as required by the Target Company in connection with the conduct of the Target Business as now conducted and have not materially malfunctioned or failed within the past eighteen (18) months;
(iii)    Section 3.13(a)(iii) of Parent’s Disclosure Letter sets forth all Intellectual Property that is registered with any Government Authority and owned by the Target Company;
(iv)    Neither Parent nor the Target Company has embedded any Software that is subject to an Open Source License in any Software owned by Parent or the Target Company and distributed in connection with the Target Business;

(v)    to Parent’s Knowledge, since January 1, 2014 there has been no Data Compromise;
(vi)    immediately following the Closing, the Target Company will have the right to use, together with the rights and services provided pursuant to the Transaction Documents, all Intellectual Property and IT Assets necessary to conduct the Target Business in all material respects as it is conducted immediately prior to the Closing;
(vii)    the Target Company’s collection, storage, transfer (including any transfer across national borders) and/or use of any Personal Information is in compliance with the Target Company’s privacy policies and the requirements of any applicable valid and enforceable Contract to which the Target Company is a party;
(viii)    the Target Company has implemented commercially reasonable physical, technical, organizational and administrative security measures and policies to protect any Personal Information collected by it from and against unauthorized access, use and/or disclosure; and
(ix)    the assignment, transfer and conveyance of Personal Information in the Target Company’s possession or under the Target Company’s control to Purchaser in connection with the transactions contemplated by this Agreement is not prohibited by any applicable Laws, and the Target Company has the right to transfer such Personal Information to Purchaser in connection with the consummation of the transactions contemplated by this Agreement.
(b)    Notwithstanding anything herein or any of the other Transaction Documents to the contrary, this Section 3.13, together with Section 3.14(vi), contains all of the representations and warranties provided by Parent with respect to Intellectual Property and IT Assets for the transactions contemplated by the Transaction Documents, including the sole and exclusive representations and warranties by Parent under all of the Transaction Documents regarding the non-infringement and non-misappropriation of Intellectual Property.
Section 3.14    Specified Contracts.
(a)    Section 3.14(a) of Parent’s Disclosure Letter lists, as of the date hereof, each of the following Target Contracts (collectively, the “Specified Target Contracts”):
(i)    Future Payment Obligations. Any Target Contract involving the payment by or to the Target Company of more than $250,000 in any twelve-month period, and which by its terms does not terminate or is not terminable without material penalty by the Target Company upon ninety (90) days or less prior notice;
(ii)    Non-Compete and Non-Solicit. Any Target Contract containing covenants limiting in any material respect the freedom of the Target Company to compete or operate in any line of business or geographical area or to solicit any customer or potential customer of any Person;
(iii)    Indebtedness. Any Target Contract relating to any Indebtedness to or from any party to the Target Company in excess of $50,000, other than in the ordinary course of the Target Business;

(iv)    Guarantees. Any Target Contract under which the Target Company has directly or indirectly guaranteed or otherwise agreed to be responsible for indebtedness for borrowed money or other Liabilities of any Person in excess of $200,000;
(v)    Transactions. Any agreement for the acquisition or disposition by the Target Company of any business, division, product line or the capital stock of any Person or any partnership or joint venture agreement;
(vi)    Licenses. Any Target Contract that is material to the Target Company, pursuant to which (A) the Target Company receives a license to the Intellectual Property of a third party (other than licenses from Parent or any of its Affiliates and excluding any licenses for off the shelf software that are generally commercially available) or (B) the Target Company grants a license to any Intellectual Property owned by the Target Company to a third party;
(vii)    Settlements and Orders. Any Target Contracts reflecting the settlement of any threatened or pending Actions, other than (A) releases entered into with former employees and independent contractors on an individual (and not class or collective) basis in connection with the cessation of such employee’s or independent contractor’s employment with the Target Company and (B) settlement agreements under which the Target Company has no continuing obligations, liabilities or rights;
(viii)    Card Networks; Sponsorship Agreements. Any Target Contract with any Card Network and any Target Contract with a member of a Card Network, in each case enabling the Target Company to participate in a Card Network;
(ix)    Most Favored Nation. Each Target Contract that provides for “most favored nation” or “preferred pricing” or similar terms or conditions with respect to the Target Company’s provision of its products and services;
(x)    Government Contracts. Each Target Contract with a Government Authority (other than Merchant Agreements entered into in the ordinary course); or
(xi)    BIN Sponsor Agreements. Each Contract under which BMO Harris Bank N.A. establishes and maintains a dedicated BIN/ICA for an independent sales organization.
(b)    As of the date hereof, each Specified Target Contract is a valid and binding obligation of, and is an enforceable obligation against, the Target Company or BMO Harris Bank N.A., as applicable (subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or law)), except for such failures to be valid, binding or enforceable as would not, individually or in the aggregate, have a Company Material Adverse Effect. As of the date hereof, none of the Target Company, BMO Harris Bank N.A. or, to Parent’s Knowledge, any other party to a Specified Target Contract is in breach of a Specified Target Contract, except for any such breaches that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)    The Target Company has paid to First Data Merchant Services Corporation all Minimum Fees (as defined in the FD Agreement) through April 30, 2017 as set forth and required by the FD Agreement.
Section 3.15    Title to Assets. The Target Company has good and marketable title to, or a valid leasehold interest in, all material properties and assets (other than real property, Intellectual Property and IT Assets) used in the Target Business as is presently being conducted or reflected in the most recent Target Company Financial Information for such entity (other than those disposed of since the date of such applicable Target Company Financial Information in the ordinary course of business or in compliance with the provisions of this Agreement), free and clear of all Encumbrances other than Permitted Encumbrances. All leases and licenses pursuant to which the Target Company leases or licenses material property or assets (other than real property, Intellectual Property and IT Assets) from others are valid and effective as to the Target Company, in accordance with their respective terms, and there is not, with respect to the Target Company and, to Parent’s Knowledge, with respect to any other party, under any of such leases or licenses, any existing material default (or event which with notice or lapse of time, or both, would constitute a material default). To Parent’s Knowledge, immediately following the Closing, the Target Company will own or have the right to use, together with the rights and services provided pursuant to the Transaction Documents, all of the assets, properties and rights (other than Intellectual Property and IT Assets) necessary to conduct the Target Business in all material respects as it is conducted immediately prior to the Closing.
Section 3.16    Insurance. The Target Company maintains the amount and scope of insurance coverage under the policies or contracts set forth on Section 3.16 of Parent’s Disclosure Letter (the “Insurance Policies”). All of the Insurance Policies are in full force and effect and all insurance premiums due thereon have been paid in full when due, except, in each case, as would not be material to the Target Company, taken as a whole. Purchaser has been provided with true and complete copies of all Insurance Policies held by the Target Company. The Target Company has not received in writing any notice of cancellation or termination or denial of coverage with respect to any such policy, except to the extent such policy has expired and been replaced in the ordinary course of business consistent in all material respects with past practice. As of the date hereof, there are no material outstanding claims related to the Target Business under any Insurance Policy or default with respect to the provisions in any Insurance Policy.
Section 3.17    Finder’s Fees. There is no investment banker, broker, finder or other intermediary, other than BMO Capital Markets Corp. and RBC Capital Markets LLC, that has been retained by or is authorized to act on behalf of Parent or its Affiliates who would be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.18    Transactions with Affiliates. Section 3.18 of Parent’s Disclosure Letter contains a list of all Related Party Contracts.
Section 3.19    Merchants, Referral Partners and Vendors.
(a)    Section 3.19(a) of Parent’s Disclosure Letter sets forth (i) the twenty (20) largest Merchant customers of the Target Company for the six-month period ending on June 30, 2016 (the “Top Merchants”), and the corresponding gross margin attributable to each such Top Merchant during such period, (ii) the twenty (20) largest, by residuals paid, registered independent sales organizations and/or MasterCard service providers (as defined under the rules of the Card Networks) of the Target Company for the six-month period ending on June 30, 2016 (the “Top ISO Referral Partners”), and the corresponding gross margin attributable to each such Top ISO Referral Partner during such period, (iii) those vendors to whom the Target Company paid at least Two Hundred Fifty Thousand Dollars ($250,000) for the one (1) year period ending on June 30, 2016 (the “Top Vendors”), and the total purchases by the Target Company from each such Top Vendor during such period, (iv) the twenty (20) largest, by residuals paid, referral partners (other than Top ISO Referral Partners or Top Bank Referral Partners) who partner with the Target Company for the six-month period ending on June 30, 2016 (the “Top Non-ISO Referral Partners”), and the corresponding gross margin attributable to each such Top Non-ISO Referral Partner, and (v) the ten (10) largest bank referral partners, by residuals paid, of the Target Company for the six-month period ending June 30, 2016 (the “Top Bank Referral Partners”), and the corresponding gross margin attributable for such Top Bank Referral Partners during such period.
(b)    As of the date of this Agreement, no Top Merchant, Top ISO Referral Partner, Top Vendor, Top Non-ISO Referral Partner or Top Bank Referral Partner has terminated its relationship with the Target Company or materially and adversely (from the Target Company’s perspective) changed the pricing or other terms of its business relationship with the Target Company and the Target Company has not received any written notice from any Top Merchant, Top ISO Referral Partner, Top Vendor, Top Non-ISO Referral Partner or Top Bank Referral Partner that it intends to terminate or materially and adversely change the pricing or other terms of its business relationship with the Target Company.
(c)    Parent has made available to Purchaser true and complete copies of the standard forms of Merchant Agreements used by the Target Company in conducting the Target Business from and after January 1, 2012.
(d)    Except as set forth on Section 3.19(d) of Parent’s Disclosure Letter (i) no Merchant is a “Prohibited” Merchant as defined in Parent’s Prohibited and Restricted Merchant Policy, which has been made available to Purchaser prior to the date hereof, and (ii) no Merchant is primarily engaged in payday lending, High Interest Rate Consumer Lending, any illegal activities, marijuana related industries including dispensaries, producers, growers, cultivators or sales, internet gambling including operating an internet gambling company or site, providing services as a Money Service Business to an internet gambling company or site, adult entertainment, activities under merchant category code 5967, online gun sales, exchanges/exchangers of Bitcoin or other crypto/virtual currencies. From January 1, 2015 to the date of this Agreement, the Target Company has not received, with respect to any Merchant receiving Acquiring services from the Target Company pursuant to a Merchant Agreement in effect as of the date of this Agreement, any written notice (i) from a Card Network that any such

Merchant is not in compliance with the Rules, other than routine notices or compliance issues that have been resolved, (ii) that any such Merchant is subject to any Action or inquiry before, or is subject to a Governmental Order with, the Federal Trade Commission, the Consumer Financial Protection Bureau or other Government Authority with regard to such Merchant’s business practices, other than Actions, inquiries or Governmental Orders that have been resolved, (iii) that any such Merchant is required to participate in any “Risk Monitoring Service,” “Excessive Chargeback Monitoring,” programs or are “Chargeback Monitored Merchants” as defined in the Rules or has been placed on the “MATCH” (Merchant Alert to Control High-Risk) File or its equivalent, other than any such issues that have been resolved or (iv) that any such Merchant has had any unauthorized acquisition, unauthorized disclosure or theft of any Sensitive Data.
(e)    Section 3.19(e) of Parent’s Disclosure Letter sets forth the rate of Chargebacks of the Target Company for each month in 2015 and for the first eight months of 2016.
Section 3.20    Anti-Money Laundering. Parent maintains a written anti-money laundering program (the “AML Program”), a true and complete copy of which has been provided to Purchaser. The AML Program includes policies, procedures and controls designed to ensure compliance with applicable Laws relating to anti-money laundering. The AML Program includes: (i) policies for the detection of suspicious activity and monitoring, including (A) screening of potential Merchants initially and on an ongoing basis against industry watch lists including the US OFAC SDN List, (B) customer identification and know your customer requirements, including credit reviews, background checks of principal owners and financial statements (where applicable), (C) beneficial ownership identification on anyone owning 25% or more of a potential Merchant and (D) customer risk scoring through application of a risk scoring methodology; (ii) development of internal policies, procedures, and controls designed to effectuate the AML Program obligations; and (iii) ongoing training of applicable personnel on anti-money laundering and sanctions. Since January 1, 2015, the Target Company has complied in all material respects with (i) the AML Program and (ii) anti-money laundering provisions under the Bank Secrecy Act and/or the USA Patriot Act of 2001 applicable to the Target Company pursuant to any Target Contract.
Section 3.21    Environmental Matters. The Target Company has not received any material written notice alleging that it has not complied with applicable Environmental Laws. The Target Company has not received a written notice that it is subject to any material liability for any Hazardous Substance disposal or contamination in violation of any Environmental Law. To Purchaser’s Knowledge, the Target Company has not released any Hazardous Substance into the environment except (i) in compliance with Law or (ii) in an amount or concentration that would not reasonably be expected to give rise to any material liability or obligation under any Environmental Law. The Target Company is not subject to any Governmental Order addressing liability under any Environmental Law and the Target Company is in material compliance with all Environmental Laws.
Section 3.22    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III (as qualified by the applicable items disclosed in Parent’s Disclosure Letter), neither Parent nor any other Person makes any express or implied representation or warranty on behalf of Parent or any of its Affiliates, and Parent disclaims any other representations or warranties.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Except as set forth in Purchaser’s Disclosure Letter, Purchaser represents and warrants to Parent, as of the date hereof and as of the Closing Date (except to the extent any such representation and warranty relates to a specific date, in which case Purchaser hereby makes to Parent such representation and warranty only as of such date), as follows:
Section 4.1    Organization, Authorization, Enforceability, Non-Contravention.
(a)    Organization. Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nebraska and has the requisite corporate or other organizational power to own, operate or lease the properties and assets owned, operated or leased by it and to conduct its business as presently conducted.
(b)    Corporate Authorization. Purchaser and each of its Affiliates that is a party to any of the Transaction Documents have full corporate or other organizational power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations under, and consummate the transactions contemplated by, each such Transaction Document. The execution, delivery and performance of this Agreement by Purchaser have been duly and validly authorized by all necessary corporate action on the part of Purchaser. The execution, delivery and performance of each of the Transaction Documents (other than this Agreement) to which Purchaser or any of its Affiliates is a party have been, or prior to Closing will have been, duly and validly authorized by all necessary corporate or other action on the part of such Person.
(c)    Binding Effect. This Agreement has been, and the other Transaction Documents will be at the Closing, duly executed and delivered by Purchaser or those of its Affiliates that are (or are contemplated to be) party thereto. This Agreement is a legal, valid and binding obligation of Purchaser enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Each of the Transaction Documents other than this Agreement to which Purchaser or any of its Affiliates is or will be a party, when executed and delivered by such Person, will be legal, valid and binding obligations of such Person enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(d)    Non-Contravention. Assuming the receipt of all Required Governmental Approvals, and the expiration of any related waiting periods, the execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated thereby, will not (i) violate or conflict with any provision of the Constituent Documents of Purchaser or any of its Affiliates, (ii) violate or conflict with any Law or Permit applicable to Purchaser or any of its Affiliates, or (iii) constitute a breach (or event which, with the giving of notice or the lapse of time, would constitute a breach) under, or give any third party any rights of termination, acceleration or cancellation of, or result in the creation of any Encumbrance (other than Permitted Encumbrances) on any of the assets or properties of Purchaser or any of its Affiliates, pursuant to any Contract or Government Order to which Purchaser or any of its Affiliates is a party, except in the cases of clauses (ii) and (iii) of this Section 4.1

(d), for any such conflicts, violations, breaches, terminations, accelerations, cancellations or creations that would not be reasonably likely to have a Purchaser Material Adverse Effect.
Section 4.2    Financing. As of the Closing, Purchaser will have available sufficient cash, available lines of credit, committed debt or equity financing, or other sources of immediately available funds to enable it to consummate the transactions contemplated by this Agreement and perform its obligations hereunder. Purchaser’s obligations hereunder are not subject to any condition regarding Purchaser’s ability to obtain financing for the consummation of the transactions contemplated hereunder.
Section 4.3    Approvals. Other than the authorizations, waivers, consents, approvals, filings, registrations, notices and applicable waiting periods as set forth in Section 4.3 of Purchaser’s Disclosure Letter (collectively, the “Purchaser Required Governmental Approvals”), neither Purchaser nor any of its Affiliates is required to (i) obtain any authorization, waiver, consent or approval of, (ii) make any filing or registration with, or (iii) give any notice to, any Government Authority in connection with or as a condition to the execution, delivery and performance of any of the Transaction Documents or the consummation of the transactions contemplated thereby, other than any authorization, waiver, consent, approval, filing, registration or notice the failure of which to obtain, make or give would not be reasonably likely to have a Purchaser Material Adverse Effect. To Purchaser’s Knowledge, there is no reason relating to Purchaser or its Affiliates that would reasonably be likely to result in the failure of any Purchaser Required Governmental Approvals to be received in a timely manner in order to permit the consummation of the transactions contemplated by this Agreement.
Section 4.4    Finder’s Fees. Except for Credit Suisse Group AG, whose fees will be paid by Purchaser or one of its Affiliates, there is no other investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or its Affiliates who would be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
Section 4.5    No Litigation. There is no Action by any Person pending or, to Purchaser’s Knowledge, threatened against Purchaser or its Affiliates and there are no unsatisfied or outstanding Government Orders against Purchaser or against any of the properties or business of Purchaser that would individually or in the aggregate, have a Purchaser Material Adverse Effect.
Section 4.6    Securities Law Compliance. Purchaser is financially sophisticated and is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act. Purchaser understands that the Target Equity Interests have not been registered under the securities laws of any jurisdiction, including the Securities Act, and may only be transferred pursuant to registration or an applicable exemption under all applicable Laws. Purchaser is acquiring the Target Equity Interests for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable Law. Purchaser has not, directly or indirectly, offered the Target Equity Interests to anyone or solicited any offer to buy the Target Equity Interests from anyone, in each case that would have the effect of bringing such offer and sale of the Target Equity Interests by Purchaser within the registration requirements of the Securities Act or the securities Laws of any other jurisdiction.
Section 4.7    Due Diligence by Purchaser. Purchaser acknowledges that it has, as of the Closing, conducted to its satisfaction an independent investigation of the Target Business and the operations, assets, Liabilities and financial condition of the Target Company in making the determination to proceed with the transactions contemplated by the Transaction Documents and has relied solely on the results of its own independent investigation and the representations and warranties in Article III in connection with the Target Company and the subject matter of this Agreement. Purchaser has, among other things, had full access to the Virtual Data Room and received Parent’s Disclosure Letter. Purchaser has been given sufficient access to all information required by it and as it considers appropriate to evaluate its purchase of the Target Equity Interests. Purchaser has also received certain projections and other forecasts (including in the “Confidential Information Presentation” relating to the Target Business), including projected financial statements, cash flow items, capital expenditure budgets and certain business plan information, and acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts and, accordingly, it is not relying on them, (ii) Purchaser is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts, (iii) Purchaser has no claim under this Agreement against anyone with respect to the accuracy of such projections and forecasts, and (iv) Parent has made no representation or warranty with respect to such projections and forecasts. The representations and warranties of Parent in Article III constitute the sole and exclusive representations and warranties of Parent to Purchaser in connection with the transactions contemplated by this Agreement, and Purchaser understands, acknowledges and agrees that, except as set forth in Article III, all other representations and warranties of any kind or nature, express or implied (including any relating to the future or historical financial condition, results of operations, assets or Liabilities of the Target Company or the quality, quantity or condition of the assets of the Target Company), are specifically disclaimed by Parent. Purchaser hereby waives any other warranty or representation, in each case, express or implied, as to the quality, merchantability, fitness for a particular purpose or condition of the Target Company or any part thereof.
Section 4.8    Solvency. After giving effect to the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, and payment of all related fees and expenses, Purchaser will be Solvent as of and immediately following the Closing. For purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable Liabilities of such Person as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its Liabilities as they mature.
Section 4.9    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV (as qualified by the applicable items disclosed in Purchaser’s Disclosure Letter), neither Purchaser nor any other Person makes any express or implied representation or warranty on behalf of Purchaser or any of its Affiliates, and Purchaser disclaims any other representations or warranties.
ARTICLE V
COVENANTS

Section 5.1    Conduct of the Target Business.
(a)    Parent shall, between the date hereof and the Closing, cause the Target Company (except in each case as referred to in Section 5.1(b) or as may be approved by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed)) to (1) carry on the Target Business in the ordinary course of business, and (2) not:
(i)    take any action which would result in any of the events described in Section 3.5(b) - (l) hereof;
(ii)    sell, pledge, transfer, dispose of, create, allot or issue any Encumbrance (other than Permitted Encumbrances) for, any Target Equity Interests;
(iii)    adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Target Company;
(iv)    (1) make any distribution on the Target Company’s shares of capital stock (whether in cash, stock, equity rights or property), (2) declare or pay any dividend, (3) split, combine or reclassify any of its shares of capital stock or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its shares of capital stock, (4) effect a reduction of the capital, (5) purchase, redeem or otherwise acquire any of its shares of capital stock or any rights, warrants or options to acquire any shares of capital stock, or (6) enter into any contractual commitment to effect any of the foregoing;
(v)    commence any proceeding or file any petition in any court relating to the bankruptcy, reorganization, insolvency, dissolution, liquidation or relief from debtors, in any case, in respect of the Target Company;
(vi)    amend, modify, waive or terminate, in each case, in any material respect, any material right under any existing Specified Target Contract or any Target Contract with any Top Merchant, Top ISO Referral Partner, Top Vendor, Top Non-ISO Referral Partner or Top Bank Referral Partner, except renewals of such existing contracts on terms that are, in the aggregate, at least as favorable to the Target Company as the terms thereof on the date of this Agreement; or
(vii)    affirmatively authorize or commit to do any of the actions prohibited by this Section 5.1(a).
(b)    Notwithstanding anything to the contrary in Section 5.1(a), or any other provision of this Agreement or any other Transaction Document, neither Parent nor any of its Affiliates shall be prevented from undertaking, be required to obtain Purchaser’s consent in relation to, or incur any Liability as a result of effecting any of the following:
(i)    any matter required by Law or required to be taken by any Government Authority;
(ii)    the implementation of any transaction or the taking of any action contemplated or referred to in, or otherwise permitted under, any Transaction Document;

(iii)    any matter disclosed in Parent’s Disclosure Letter;
(iv)    the performance of an obligation under any Contract existing as at the date hereof;
(v)    the contribution of any funding to the Target Company;
(vi)    the release or discharge of any Liability owed by the Target Company to Parent or any of its Affiliates, or owed by Parent or any of its Affiliates to the Target Company; or
(vii)    any action taken in connection with disaster recovery or related emergency response efforts with the intention of minimizing any adverse effect resulting from such efforts (provided that Parent shall promptly notify Purchaser of any such efforts).
(c)    Subject to the Net Working Capital adjustment to the Purchase Price provided in Sections 2.2 and 2.3 hereof, notwithstanding anything to the contrary in this Agreement (including this Section 5.1, other than Section 5.1(a)(iv)), Purchaser agrees and permits the Target Company to, on or prior to Closing, declare and pay to Parent a single cash distribution of up to such amount as Parent or the Target Company reasonably believes would ensure that (i) the Net Working Capital at Closing is, or around, the Target Net Working Capital and (ii) the Target Company has sufficient unrestricted cash necessary to fund the Adjusted Settlement Liability at the Closing.
Section 5.2    Sale of Target Equity Interests. Between the date hereof and the Closing, Parent shall not (except as may be approved by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed)), issue, sell, transfer, dispose of or encumber any Target Equity Interests, or rights in respect thereof, or admit any new partner or member with respect to the Target Company, except as may be disclosed in Parent’s Disclosure Letter.
Section 5.3    Cooperation.
(a)    The Parties shall, and shall cause their respective Affiliates to, cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to satisfy the conditions set forth in Article VI and to consummate and make effective the transactions contemplated by the Transaction Documents with the intent of effecting the Closing as promptly as practicable, including preparing and filing all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, Permits and authorizations necessary to be obtained from any Government Authority (including the Required Governmental Approvals) in order to consummate the transactions contemplated by this Agreement and the other Transaction Documents and obtain all other necessary consents, approvals or waivers from third parties; provided, however, that each Party agrees to, and to cause its respective Affiliates to, reasonably consult with each other in advance of any filing, and agrees to consider and reasonably take into account the views of the other Party in connection with each such filing. Without limiting the generality of the foregoing, each Party shall, and shall cause its respective Affiliates to, make timely and as promptly as practicable (and in no event later than fifteen (15) calendar days after the date hereof) all filings and submissions required under any applicable Law in connection with the

Transaction Documents and the transactions contemplated thereby, and file promptly any additional information requested under any applicable Law in connection therewith, after receipt of the request therefor.
(b)    Without limiting the generality of this Section 5.3, the Parties shall reasonably cooperate with each other and shall each furnish to the other all information reasonably necessary or desirable in connection with making any application or other filing required to be made pursuant to any applicable Law, and in connection with resolving any investigation or other inquiry by any Government Authority under any applicable Laws, in each case, with respect to the transactions contemplated by the Transaction Documents. Each Party shall as promptly as reasonably practicable inform the other of any communication with or from, and any proposed understanding, undertaking or agreement with, any Government Authority regarding such applications and filings. Neither Party nor any of their respective Representatives shall agree to participate in any substantive meeting or discussion with any Government Authority in respect of any filing, investigation or inquiry concerning the transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent permitted by such Government Authority, gives the other Party the opportunity to attend. The Parties shall consult and reasonably cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with all meetings, actions and proceedings under or relating to any applicable Laws in connection with the transactions contemplated by this Agreement (including, with respect to making a particular filing, by providing copies of all such documents to the non-filing Party prior to filing, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith). Any such provision of information by one Party to the other may be made on a counsel-only basis to the extent required under applicable Law (including any anti-gun jumping Laws), and any such materials may be redacted (i) to remove references concerning the valuation of the Target Company, (ii) as necessary to comply with contractual arrangements, (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns or (iv) as otherwise necessary to comply with applicable Law. Notwithstanding anything to the contrary in this Agreement, to the extent that Parent would be required to provide copies of materials submitted or intended for submission by either of the Parent Shareholders to OSFI or any other Government Authority, Parent shall be permitted to redact from such copies information relating to the business or operations of such Parent Shareholder, and Parent need not include Purchaser in meetings, or portions of meetings, between such Parent Shareholder and OSFI or any other Government Authority in which the business or operations of such Parent Shareholder will be discussed.
(c)    Without limiting the generality of this Section 5.3, Purchaser agrees to take or cause to be taken all actions necessary (1) to obtain any and all consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, Permits and authorizations necessary to be obtained from any Government Authority (including the Required Governmental Approvals) to cause the transactions contemplated by this Agreement to occur prior to the Outside Date and (2) to avoid, resist, vacate, reverse, prevent or eliminate each and every impediment to obtaining any and all consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, Permits and authorizations necessary to be obtained from any Government Authority (including the Required Governmental Approvals) to cause the transactions contemplated by this Agreement to occur prior to the Outside Date, including in each case:
(i)    all actions necessary to avoid the entry of any permanent, preliminary or temporary Government Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement or any other Transaction Document, including the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement or any other Transaction Document;
(ii)    accepting the imposition of any condition by any Government Authority if such condition should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (A) commencement of any legal proceeding in any forum or (B) issuance of any Government Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, or any other Transaction Document, by any Government Authority with jurisdiction over enforcement of any applicable Laws;
(iii)    in the event that any permanent, preliminary or temporary Government Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any legal proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement or any other Transaction Document in accordance with its or their terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement or any other Transaction Document, any and all actions necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Government Order so as to permit such consummation prior to the Outside Date;
(iv)    offering, negotiating, committing and agreeing to, and effecting, by agreement, consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of such assets, rights, product lines, licenses, categories of assets or businesses or other operations or interests therein owned or operated by Purchaser or any of its Affiliates; and
(v)    offering, negotiating, committing and agreeing to, and effecting, by agreement, consent decree, hold separate order or otherwise, any other restrictions on the activities of Purchaser or any of its Affiliates.
(d)    The Parties shall keep each other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of any material notices or other communications received by either Party or its Affiliates (as the case may be) or, to its Knowledge, its Representatives from any Government Authority with respect to the transactions contemplated by this Agreement, in each case to the extent permitted by applicable Law. The Parties shall give notice to each other as promptly as reasonably practical of any development or combination of developments that, individually or in the aggregate, is reasonably likely to prevent, materially delay or materially impair its respective ability to consummate the transactions contemplated by this Agreement, including the failure to satisfy a condition to the Closing set forth in Article VI; provided, however, that no such notification shall affect the representations, warranties, covenants or obligations of the Parties or the conditions to the obligations of the Parties under this Agreement.
Section 5.4    Access and Information.

(a)    From the date hereof until the Closing, subject to any applicable Law, Parent, in its reasonable discretion and to the extent not disruptive to the employees of the Target Company, the Target Business and the senior management of the Target Company, shall, and shall cause its Affiliates to, afford Purchaser and its Affiliates, subject to any contractual restrictions, reasonable access during normal business hours upon reasonable advance notice to the books and records of the Target Business and senior management of the Target Company and its agents and auditors to the extent reasonably required by Purchaser to ensure an orderly and efficient transition of the Target Business to Purchaser, to prepare for the Closing and to facilitate the satisfaction of the conditions to the Closing under Article VI; provided, however, that in no event shall Purchaser have access to any information (i) that relates to any portion of the business of Parent or its Affiliates that is not being transferred pursuant to this Agreement (including any consolidated, combined, affiliated or unitary Tax Return which includes Parent or any of its Affiliates or any tax-related work papers, except, in each case, for materials or portions thereof that relate solely to the Target Company) or (ii)  in Parent’s reasonable determination, the disclosure of which could be reasonably expected to affect any legal privilege or result in (A) the disclosure of any trade secrets, (B) the violation of any obligations of Parent or Parent’s Affiliates with respect to confidentiality if Parent or Parent’s Affiliates shall have used commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (C) the violation of applicable Law. In the event that disclosing information would violate any obligation of Parent or any of its Affiliates with respect to confidentiality, the Parties shall reasonably cooperate so the information might be made available in a redacted format, or, if such redaction would result in pertinent information being omitted, Parent shall make such information available if Purchaser delivers confidentiality, and if reasonably required, indemnity undertakings reasonably satisfactory to Parent. Notwithstanding anything to the contrary herein, the auditors and independent accountants of Parent or any of its Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has entered into reasonable and customary third-party access and confidentiality agreements in form and substance acceptable to such auditors or accountants. Notwithstanding anything to the contrary herein, neither Parent nor any of its Affiliates shall be required to disclose to Purchaser or any Representative of Purchaser any consolidated, combined, affiliated or unitary tax return which includes Parent or any of its Affiliates or any tax-related work papers, except, in each case, for materials or portions thereof that relate solely to the Target Company.
(b)    Following the Closing, to the extent permitted by applicable Law, Purchaser agrees to provide (or cause its Affiliates to provide) Parent with all necessary access to all books and records and other documents (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters) that it acquires pursuant to this Agreement and to its assets, properties and Representatives, in each case, to the extent that such access is reasonably required by Parent, its Affiliates or the Parent Shareholders, (i) to prepare financial statements, Tax filings or regulatory filings of Parent in respect of periods ending on or prior to the Closing Date, (ii) to comply with the terms of any Transaction Document, any applicable Law or request of any Government Authority, (iii) to defend or prosecute any judicial, arbitral or regulatory proceeding to which Parent or any of its Affiliates is a party relating to the business and affairs of the Target Company prior to the Closing, or (iv) in connection with any claim for indemnity made under or pursuant to this Agreement, in each case, subject in the case of any Confidential Information of Purchaser or any of its Affiliates to Parent and its Representatives agreeing to maintain the confidentiality of such information (except in the case of information required to prepare Tax filings or regulatory filings of Parent in respect of periods ending on or prior to the Closing Date); provided, however, that in no event shall Parent have access to any information the disclosure of which, based on advice of Purchaser’s counsel, or in Purchaser’s reasonable determination, would violate applicable Law or could destroy any legal privilege. In the event that disclosing information would violate any obligation of Purchaser or any of its Affiliates with respect to confidentiality, the Parties shall reasonably cooperate so the information might be made available in a redacted format, or, if such redaction would result in pertinent information being omitted, Purchaser shall make such information available if Parent delivers confidentiality, and if reasonably required, indemnity, undertakings reasonably satisfactory to Purchaser. Notwithstanding anything to the contrary herein, the auditors and independent accountants of Purchaser or any of its Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has entered into reasonable and customary third-party access and confidentiality agreements in form and substance acceptable to such auditors or accountants. Purchaser agrees to (or to cause its Affiliates to) retain and preserve all books and records and all other documents that it and its Affiliates acquire pursuant to this Agreement for at least six (6) years following the Closing Date (or longer if required by applicable Law, including, in the case of books and records and other documents that relate to Tax matters, until the statutory period of limitations for assessing Taxes with respect to the Tax matters to which such books and records and other documents relate expires); provided that after such six-year (or other) period, Purchaser shall use its reasonable best efforts to provide Parent with at least ninety (90) days’ written notice prior to destroying or disposing of any such books, records and other documents, at which time and at the option and expense of Parent, Purchaser shall deliver such books, data, files, information, records, documents, correspondence and other materials to Parent.
Section 5.5    Books and Records.
(a)    Subject to Section 5.6(b), Parent, its Affiliates and the Parent Shareholders shall have the right to retain copies of all books, data, files, information and records in any media (including, for the avoidance of doubt, tax returns and other information and documents relating to tax matters) of the Target Company and the Target Business relating to periods ending on or prior to the Closing Date (i) relating to information (including employment and medical records) regarding the Business Employees, (ii) as required by any legal or regulatory authority, including any applicable Law or regulatory request or (iii) as may be necessary for Parent, its Affiliates and the Parent Shareholders to perform their respective obligations pursuant to the Transaction Documents or any other agreement between Parent, its Affiliates and the Parent Shareholders, on the one hand, and the Target Company, on the other hand, that will remain in effect after the Closing, in each case subject to compliance with all applicable privacy Laws. With respect to all original books, data, files, information and records of the Target Company existing as of the Closing Date, Purchaser shall, and shall cause the Target Company to, (A) comply in all material respects with all applicable Laws, including the Code, relating to the preservation and retention of records, (B) apply preservation and retention policies that are no less stringent than those generally applied by Purchaser and (C) for at least six (6) years after the Closing Date or until notice is received from Parent of the expiration of the applicable statute of limitations for tax purposes, whichever is later, preserve and retain all such original books, data, files, information and records and thereafter dispose of such original books, data, files, information and records only after it shall have given Parent ninety (90) days’ prior written notice of such disposition and the opportunity (at Parent’s expense) to remove and retain such information.
(b)    Notwithstanding anything to the contrary contained in the Transaction Documents, to the extent that Parent, its Affiliates and the Parent Shareholders has retained books, records, files, tapes, software, data, documents, hardware, storage devices or other information, materials or equipment that are not used in the operation of the business of the Target Company or required by the Target Company for regulatory purposes (“Archived Files”) pursuant to a litigation hold or otherwise, Purchaser acknowledges and agrees that the Archived Files are solely the property of Parent, its Affiliates or the Parent Shareholders, as applicable. The Archived Files that relate to the Target Company will be retained for no less than three (3) months post-Closing after which Parent, its Affiliates or the Parent Shareholders, as applicable, may recycle or discard such Archived Files.
Section 5.6    Confidentiality.
(a)    Sections 1 and 2 of the Confidentiality Agreement shall cease to have any force or effect as of the Closing Date.
(b)    Subject to Section 5.7 and Section 5.6(c), from and after the Closing Date, (i) each Party that receives or obtains Confidential Information, or whose Representatives receive or obtain Confidential Information (collectively, the “Receiving Party”), from the other Party or any of its Representatives (collectively, the “Disclosing Party”) as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) shall treat such Confidential Information as confidential and shall not disclose or use any such Confidential Information except as provided herein.
(c)    Section 5.6(b) shall not prohibit disclosure or use of any Confidential Information if and to the extent: (i) the disclosure or use is required by Law or any recognized stock exchange on which the Equity Interests of the Receiving Party or its Affiliates are listed (provided that, to the extent permitted by applicable Law, prior to such disclosure or use the Receiving Party shall (A) promptly notify the Disclosing Party of such requirement and provide the Disclosing Party with a list of Confidential Information to be disclosed and (B) reasonably cooperate in obtaining a protective order covering, or confidential treatment for, such Confidential Information), (ii) disclosed to any Government Authority with jurisdiction over the Receiving Party or its Affiliates (provided that, to the extent permitted by applicable Law, prior to such disclosure the Receiving Party shall (A) promptly notify the Disclosing Party of such requirement and provide the Disclosing Party with a list of Confidential Information to be disclosed and (B) reasonably cooperate in obtaining a protective order covering, or confidential treatment for, such Confidential Information), (iii) the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made in connection with the Tax affairs of the Disclosing Party, (iv) the disclosure is made to the Receiving Party’s Representatives on a need-to-know basis (with the understanding that the Receiving Party shall be responsible for any breach by its Representatives of this Section 5.6), (v) the Confidential Information is or becomes generally available to the public (other than as a result of a disclosure, directly or indirectly, by the Receiving Party or its Representatives), (vi) the Confidential Information is already in the Receiving Party’s possession prior to receipt from the Disclosing Party (provided that such Confidential Information is not known by the Receiving Party to be subject to another confidentiality obligation), (vii) the Confidential Information is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party (provided that such sources are not known by the Receiving Party to be subject to another confidentiality obligation), (viii) in the case of disclosure or use by Purchaser and its Affiliates from and after the Closing, the Confidential Information relates exclusively to the Target Company, or (ix) the disclosure or use of such Confidential Information is made with the Disclosing Party’s prior written approval. For the avoidance of doubt, Section 5.6(b) shall not prohibit sharing of Confidential Information between the Parent and its Affiliates and the Parent Shareholders.
Section 5.7    Announcements. Neither Party shall, and they shall cause their respective

Affiliates not to, issue any press release or make any written public announcement relating to the subject matter of this Agreement until the Closing Date without the prior review and written approval of the other Party (which approval shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall not prohibit such disclosure if required by Law, any Government Authority or any recognized stock exchange on which the Equity Interests of either Party or any of their respective Affiliates are listed (in which case the applicable Party will use its commercially reasonable efforts to consult with the other Party before making the disclosure and to allow such other Party to review the text of the disclosure before it is made); provided, further, that the restrictions in this Section 5.7 shall not apply to any disclosure contained in any periodic reports of Parent’s Affiliates filed with any securities regulator.
Section 5.8    Insurance.
(a)    With respect to the Target Businesses, Parent shall (i) keep, or cause to be kept, all Insurance Policies or suitable replacements therefor (with terms, conditions, retentions and limits of liability that are substantially similar in all material respects to the existing policies or otherwise consistent with the market practice of businesses of a similar size and type), in full force and effect until the close of business on the Closing Date.
(b)    Purchaser and its Affiliates (including, after the Closing, the Target Company) will not have access to, and shall not be permitted to make any claims under, any of Parent’s or any of its Affiliate’s insurance policies and programs with respect to any events or circumstances, including events or circumstances relating to the Target Business that occurred or existed prior to the Closing.
Section 5.9    Interest in Intellectual Property.
(a)    Except as specifically provided in this Section 5.9, the Transition Services Agreement or the Technology License Agreement, Purchaser acknowledges and agrees that none of Purchaser or its Affiliates (including, after the Closing, the Target Company) is purchasing, acquiring, receiving a license to or otherwise obtaining any right, title or interest in, to or under any Intellectual Property owned by or licensed to Parent or any of its Affiliates (other than the Target Company), including the Parent Trademarks and any such right, title, or interest relating to any such Intellectual Property, including the Parent Trademarks, existing prior to the Closing shall automatically terminate simultaneously with and effective as of the Closing and shall immediately revert to Parent and its Affiliates, along with any and all goodwill associated therewith. Purchaser acknowledges that, prior to the Closing, Parent will cause the Target Company to assign any rights it may have in, to or under any Parent Trademarks to Parent.
(b)    Effective upon the Closing Date, Parent grants to the Target Company, a limited, non-exclusive, non-transferable, non-sublicensable, fully paid-up, royalty-free license to use the Parent Trademarks contained within the books, records and other similar documents and materials that exist as of the Closing, solely in connection with the operation of the Target Business in the United States for ninety (90) days after the Closing Date (such period, the “Parent Trademark Wind-Down Period”).
(c)    Except as expressly permitted in this Section 5.9, immediately upon Closing, Purchaser shall, and shall cause its Affiliates (which, as of and after the Closing, shall include the Target Company) to, (i) cease and discontinue all uses of the Parent Trademarks, and (ii) use all reasonable efforts to re-label the assets of the Target Company or remove the Parent Trademarks from the Target Company’s assets as promptly as practicable, and in any event prior to the expiration of the Parent Trademark Wind-Down Period. Notwithstanding anything to the contrary in this Section 5.9, Purchaser may at all times after the Closing Date retain in its archives copies of any books and records that contain the Parent Trademarks, solely for purposes of complying with applicable Laws.
(d)    After the Closing Date, Purchaser shall not, and shall cause its Affiliates (which, as of and after the Closing, shall include the Target Company) to not, (i) expressly or by implication, do business as or represent themselves as Parent or its Affiliates, (ii) represent any assets owned, managed, operated or leased by the Target Company, as the assets of Parent or any of its Affiliates, (iii) contest the ownership or validity of any rights of Parent or any of its Affiliates in or to any of the Parent Trademarks or (iv) disparage Parent or any of its Affiliates or dilute the goodwill associated with the Parent Trademarks.
(e)    Except for Actions arising under, or as otherwise permitted under, this Agreement, the Transition Services Agreement or the Technology License Agreement, Purchaser hereby irrevocably and unconditionally covenants, and shall cause its Affiliates (which, as of and after the Closing, shall include the Target Company) and its and their respective successors and assigns to covenant, not to, after the Closing, assert, initiate, file, or otherwise commence anywhere in the world any Action, or participate in or provide support for any Action, against Parent, its Affiliates or the Parent Shareholders, or their respective successors or assigns or their respective officers, directors, employees, agents, direct or indirect purchasers, users, licensees, service providers or contractors for infringement, misappropriation, or other violation of any Intellectual Property rights in or arising from any Intellectual Property owned by the Target Company as of Closing.
Section 5.10    Cooperation Regarding Transition Arrangements.
(a)    Subject to applicable Law, between the date of this Agreement and the earlier of the Closing Date and the termination of this Agreement, each Party shall reasonably cooperate with the other Party to reasonably assist each other in planning and implementing necessary and appropriate policies, procedures and other arrangements in connection with the transition of ownership of the Target Company, including the services to be provided pursuant to the Transition Services Agreement and the Reverse Transition Services Agreement. As necessary in connection therewith, each Party shall designate certain of its respective employees as “Transition Coordinators” to coordinate planning and implementation contemplated by this Section 5.10(a).
(b)    The Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to obtain any consents and approvals and make any other notifications that may be required in connection with the provision of services and access to certain facilities as of the Closing Date pursuant to the Transition Services Agreement and the Reverse Transition Services Agreement. The Parties agree that any costs and expenses payable to third parties (other than the respective Representatives of each of the Parties) in connection with the procurement of any such consents or waivers of third parties necessary or advisable for the provision of such services and access to such facilities shall be borne by Purchaser. If the Parties are unable to obtain any such consent or approval prior to the Closing, the Parties shall use commercially reasonable efforts to obtain, as of the Closing Date, a commercially reasonable alternative to the services and access to the facilities to which such consent or approval and the costs and expenses payable to obtain such alternative (but not the costs and expenses for the ongoing receipt of such alternative services and access to the facilities) shall be borne by Purchaser.
Section 5.11    Employee Matters.
(a)    Each Business Employee who is employed by the Target Company upon the Closing Date and remains so employed immediately after the Closing Date shall each become a “Continuing Employee.” As of the Closing Date, no Business Employees will perform services for the Target Company from outside the United States. For the one-year period immediately following the Closing Date, or, if earlier, the date of the Continuing Employee’s termination of employment with the Target Company, (collectively, the “Continuation Period”), and provided the Continuing Employee’s duties or employment status as full-time or part-time do not change, Purchaser shall, or shall cause its Affiliates to, provide each Continuing Employee who remains employed during the Continuation Period with (i) base compensation and annual and long-term incentive compensation opportunities that, in the aggregate, are no less favorable than the base compensation and annual and long-term incentive compensation opportunities as in effect for each such Continuing Employee immediately prior to the Closing, (ii) health and other welfare and retirement benefits that, in the aggregate, are substantially comparable to and no less favorable than those provided by Purchaser and its Affiliates to their respective similarly situated employees (provided that Purchaser shall be deemed to satisfy its obligations pursuant to this clause (ii) to the extent that the Purchaser causes the Target Benefit Plans to remain in effect following the Closing and each Continuing Employee to remain eligible to participate in such Target Benefit Plans to the extent and under the same terms that each such Continuing Employee was eligible to participate in such Target Benefit Plan immediately prior to the Closing), and (iii) in the event Purchaser or one of its Affiliates terminates the employment of any Continuing Employee without “cause” (as defined in Section 5.11(a)(i) of Parent’s Disclosure Letter) during the Continuation Period, Purchaser shall provide such Continuing Employee with severance benefits that are on substantially identical terms and no less favorable than the severance benefits provided to each such Business Employee immediately prior to the Closing, provided that any such termination is not for cause, and, further, that payment of any such severance is conditioned upon receipt of a signed release and waiver of claims, in any case taking into account all service with Parent, Purchaser and their respective Affiliates (including the Target Company) in determining the amount of severance benefits payable. Parent will assume or retain responsibility for the accelerated incentive awards payable to Business Employees as a result of the Closing as set forth on Section 5.11(a)(ii) of Parent’s Disclosure Letter. Nothing herein shall require Purchaser or its Affiliates to continue the employment of any Continuing Employee following the Closing Date.
(b)    As of the Closing Date, Parent shall cause the Target Company to terminate its participation in each Benefit Plan that is not a Target Benefit Plan, and in no event shall any Continuing Employee be entitled to accrue any benefits under such Benefit Plans with respect to services rendered or compensation paid on or after the Closing Date. The Parties agree that the Target Company shall retain all rights and obligations under each Target Benefit Plan on and after the Closing Date, and that, subject to the provisions of Section 5.11(d), all Target Benefit Plans will remain in effect at least through, and shall not be terminated or discontinued prior to January 1, 2017. In the event that the Target Company terminates or discontinues, or Purchaser causes the Target Company to terminate or discontinue, any Target Benefit Plan following January 1, 2017, each Continuing Employee shall be eligible to participate in the comparable benefit or compensation plan, contract, policy or arrangement of Purchaser or its applicable Affiliates (the “Purchaser Benefit Plans”) immediately following the date participation in such terminated or discontinued Target Benefit Plan ceases, to the extent such Continuing Employee otherwise satisfies such eligibility requirements (giving effect to the service crediting provisions of Section 5.11(c)).
(c)    For purposes of vesting, benefit accrual, paid time off and eligibility to participate under the Purchaser Benefit Plans and the Target Benefit Plans (for the period of time they remain in effect following the Closing), each Continuing Employee shall be credited with his or her years of service with the Target Company and its predecessors before the Closing, to the same extent as if such service were with Purchaser (for the Purchaser Benefit Plans), except that the foregoing shall not apply to the extent that (i) its application would result in a duplication of benefits with respect to the same period of service or (ii) such service relates to benefit accrual under any Purchaser defined benefit pension plan or other Purchaser benefit plan that is a frozen plan. In addition, and without limiting the generality of the foregoing, Purchaser shall cause or shall cause its applicable Affiliates to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Purchaser Benefit Plans to the extent coverage under any such Purchaser Benefit Plan is replacing comparable coverage under a Target Benefit Plan in which such Continuing Employee participated immediately prior to such Continuing Employee’s commencement of participation in the applicable Purchaser Benefit Plans, and (ii) for purposes of each Purchaser Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, any evidence of insurability requirements, all pre-existing condition exclusions and actively-at-work requirements of such Purchaser Benefit Plan to be waived for such Continuing Employee and his or her covered dependents. Purchaser shall cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of any Target Benefit Plan providing health, medical, dental or vision benefits ending on the date such Continuing Employee’s participation in the corresponding Purchaser Benefit Plan begins to be taken into account under such Purchaser Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year.
(d)    Effective as of immediately prior to, and contingent upon, the Closing Date, the Target Company shall adopt such resolutions and/or amendments to terminate the Target Company’s tax-qualified 401(k) savings plan (the “Target Company 401(k) Plan”). Within five (5) days prior to Closing, the Target Company shall provide Purchaser with a copy of the resolutions and/or plan amendments evidencing that the Target Company 401(k) Plan has been terminated in accordance with its terms. Prior to the Closing Date and thereafter (as applicable), the Target Company and Purchaser shall take any and all action as may be required, including amendments to the Target Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Purchaser (the “Purchaser 401(k) Plan”) to permit each Continuing Employee who is a participant in the Target Company 401(k) Plan as of the Closing Date, to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including loans) in cash or notes (in the case of loans) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from the Target Company 401(k) Plan to the Purchaser 401(k) Plan. Each Continuing Employee shall be eligible to become a participant in the Purchaser 401(k) Plan as soon as practicable following the Closing Date (giving effect to the service crediting provisions of Section 5.11(c)).
(e)    Purchaser and its Affiliates (including the Target Company) shall be responsible for providing coverage under COBRA to any Continuing Employee (and his or her qualified beneficiaries) who experiences a COBRA “qualifying event” (as defined under Section 4980B of the Code) on or after the Closing Date. Notwithstanding the foregoing, such COBRA coverage shall be provided only to the extent the person pays the “applicable premium” as defined in Code Section 4980(b)(f)(4) for such coverage, or otherwise pays the full cost of such coverage.
(f)    Prior to Purchaser or any of its Affiliates making any material written statement or other formal announcement or communication prior to the Closing to current or former Business Employees (or individuals who will become Continuing Employees as of the Closing Date), independent contractors, consultants or directors of the Target Company pertaining to (i) compensation or benefits that are affected by the transactions contemplated by this Agreement, or (ii) compensation or benefits that will be provided by Purchaser or its Affiliates on or after the Closing Date, Purchaser shall provide Parent and the Target Company with a copy of the intended communication. The Party that is provided the copy of the communication shall be given a reasonable period of time to review and comment on the communication and return any comments to Purchaser or its Affiliate. The Parties shall cooperate in providing, or causing to be provided, any such mutually agreeable communication.
(g)    Purchaser and Parent acknowledge and agree that all provisions contained in this Section 5.11 are included for the sole benefit of Purchaser and Parent and nothing contained herein shall (i) be construed as an amendment to any employee benefit plan or program, (ii) create any third-party beneficiary or other rights in any other Person, including any Continuing Employee, Business Employee or any other employee or former employee of any of Purchaser, Parent, the Target Company or any of their respective Affiliates, or any dependent or beneficiary thereof, or (iii) otherwise obligate Purchaser or Parent or any of their respective Affiliates to maintain any particular employee benefit plan, compensation arrangement or retain the employment of any particular employee following the Closing Date.
Section 5.12    Termination of Certain Affiliate Arrangements; Certain Releases.
(a)    Subject to applicable Law, on or prior to the Closing Date, all Related Party Contracts (other than those set forth in Section 5.12(a) of Parent’s Disclosure Letter) shall be terminated as between Parent, its Affiliates (other than the Target Company) and the Parent Shareholders, on the one hand, and the Target Company, on the other hand, and all Intercompany Payables and Intercompany Receivables shall have been settled.
(b)    Subject to Section 5.12(a), and without prejudice to the Parties’ respective indemnification obligations under Article VIII, at or prior to the Closing, the Target Company shall execute releases acquitting, releasing and discharging Parent, its Affiliates (other than the Target Company) and the Parent Shareholders from any and all Liabilities to the Target Company that exist as of the Closing Date or that arise in the future from events or occurrences taking place prior to or as of the Closing Date, other than Liabilities contemplated by the Transaction Documents. Without prejudice to the Parties’ respective indemnification obligations under Article VIII, at or prior to Closing, Parent, its Affiliates (other than the Target Company) and the Parent Shareholders shall execute releases acquitting, releasing and discharging the Target Company from any and all Liabilities to Parent, its Affiliates (other than the Target Company) and the Parent Shareholders (and their Affiliates) that exist as of the Closing Date or that arise in the future from events or occurrences taking place prior to or as of the Closing Date, other than Liabilities contemplated by the Transaction Documents.
Section 5.13    No Solicitation.

(a)    Until the second anniversary of the Closing Date or the termination date (in the event that this Agreement is terminated for any reason pursuant to Article IX), Purchaser and its Affiliates shall not, directly or indirectly, hire or solicit any employee of Parent or its Affiliates (including any secondee) regarding the employment of such person or the provision of other services by such person; provided, however, that this Section 5.13(a) shall not (i) apply to any non-executive employees who have left the employment of Parent or its Affiliates and have ceased to be employed by Parent or its Affiliates for at least six (6) months or (ii) prohibit general solicitations for employment through advertisements, professional recruiters or other means.
(b)    During the period beginning on the Closing Date and ending on the second anniversary thereof, Parent or its Affiliates shall not, directly or indirectly, hire or solicit any employee of Target Company (excluding any secondee) regarding the employment of such person or the provision of other services by such person; provided, however, that this Section 5.13(b) shall not (i) apply to any non-executive employees who have left the employment of the Target Company and have ceased to be employed by the Target Company for at least six (6) months or (ii) prohibit general solicitations for employment through advertisements, professional recruiters or other means.
Section 5.14    Referral Arrangement; Parent Noncompetition; Parent Nonsolicitation of Customers.
(a)    Prior to the March 31, 2017, Purchaser and Parent agree to cooperate and negotiate in good faith to attempt to enter into a referral arrangement, pursuant to which (i) Purchaser and its Affiliates shall refer to Parent, on a non-exclusive basis, all national merchants and integrated merchants (other than customers of Mercury Payment Systems, LLC) that are interested in obtaining Acquiring services in Canada and (ii) Parent and its Affiliates shall refer to Purchaser, on a non-exclusive basis, all national merchants and integrated merchants that are interested in obtaining Acquiring services in the United States.
(b)    During the period beginning on the Closing Date and ending on the second anniversary thereof (the “Noncompetition Term”), Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly, own, manage or operate any business engaged in Competing Businesses within the United States; provided, however, that nothing herein shall prohibit or in any way prevent:
(i)    Parent or any of its Subsidiaries from acquiring, owning or holding up to five percent (5%) of the capital stock of an entity engaged in the Competing Business;
(ii)    the ownership of, an affiliation with, or the conduct of any other prohibited activity with respect to, a person that conducts, either directly or indirectly, a Competing Business (any such person, together with all of its Affiliates, a “Parent Competing Person”) that is the result of (1) the merger, consolidation, share exchange, sale or purchase of assets, scheme of arrangement or similar business combination involving Parent or any of its Subsidiaries with any Parent Competing Person or (2) the acquisition of any Parent Competing Person by Parent or any of its Subsidiaries; provided, in the case of either (1) or (2), no more than five percent (5%) of such Parent Competing Person’s total consolidated revenues in the calendar year prior to such ownership or affiliation relates to a Competing Business;

(iii)    Parent and its Affiliates from undertaking general advertising or marketing campaigns not targeting customers in the United States; or
(iv)    Parent or any of its Subsidiaries from engaging in any business outside of the United States.
(c)    During the period beginning on the Closing Date and ending on the third anniversary thereof, Parent shall not, and shall cause its Subsidiaries not to, directly or indirectly, divert or take away or attempt to divert or take away from the Target Company, or solicit or attempt to solicit, any Person who is a party to a Target Contract that contributes to the revenue streams reflected in Target Company Financial Information for the purposes of providing Acquiring services to, sponsoring into the Card Networks or providing or making available a BIN or ICA to any such Person in the United States; provided, however, that this Section 5.14(c) shall not (i) apply to any such Person whose relationship with the Target Company has been terminated (without any prior encouragement or solicitation by Parent or its Affiliates) or (ii) prohibit general solicitations through advertisements or other means whether or not targeted at the United States.
Section 5.15    Director Indemnification; Exculpation.
(a)    All rights to indemnification for and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of any employees of Parent or any of its Affiliates currently or formerly serving as directors or officers of the Target Company (or any of its predecessor entities) (each, an “Indemnified Director”) as provided in the Constituent Documents of the Target Company, or in any indemnification agreement between such Indemnified Director and such Person (in each case, as in effect on the date of this Agreement), shall survive the Closing and shall continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Closing; provided, however, that all rights to indemnification in respect of any Action asserted or made prior to the Closing or within such six-year period shall continue until the final disposition of such Action.
(b)    Purchaser shall ensure that from and after the Closing until the sixth anniversary thereof, the Constituent Documents of the Target Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Indemnified Directors than are presently set forth in such Constituent Documents, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals. From and after the Closing, Purchaser shall, to the same and fullest extent a Delaware corporation is permitted to indemnify its officers and directors by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Indemnified Director against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Target Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Closing Date, whether asserted or claimed prior to, or at or after, the Closing Date (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby).

(c)    In the event that, after the Closing, the Target Company (or its successors or assigns) (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person, then, and in each such case, Purchaser shall cause the Target Company to cause proper provision to be made so that such successors and assigns shall expressly assume the obligations set forth in this Section 5.15.
(d)    Effective as of the Closing, Purchaser shall provide directors’ and officers’ liability (and fiduciary) insurance policies with similar coverage to that currently maintained by Parent or any Affiliate of Parent in favor of the Target Company for a period of six (6) years from the Closing Date, with respect to acts or omissions occurring prior to the Closing Date that were committed by the covered officers and directors in their capacity as such.
(e)    The provisions of this Section 5.15 shall survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified Director and his or her heirs and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have from the Target Company or any other person by contract or otherwise except as expressly provided in this Agreement. The obligations of Purchaser and Parent under this Section 5.15 shall not be terminated or modified in a manner so as to adversely affect any Indemnified Director or any other person entitled to the benefit of this Section 5.15 without the prior written consent of the affected Indemnified Director.
Section 5.16    Other Transaction Documents. At the Closing, each Party shall, and shall cause its respective Affiliates to, execute each Transaction Document substantially in the form attached hereto (other than this Agreement) to which it is contemplated to be a party.
Section 5.17    Certain Contracts.Parent and Purchaser shall cooperate and use reasonable best efforts to enter into arrangements to provide the Target Company, after Closing, the benefit of the revenue streams reflected in Target Company Financial Information pursuant to any Contracts to which the Target Company is not a party; provided, that neither Parent nor Purchaser nor any of their respective Affiliates shall be required to commence or participate in any Action, offer or grant any material accommodation or undertake any material obligation or Liability (financial or otherwise) to any third party to obtain its consent in connection with such arrangements; provided, further, that in no event shall Purchaser be entitled to receive benefits beyond the terms of any such Contract, and neither Parent nor any Affiliate of Parent shall have any obligation to renew, replace or substitute any such Contract upon the expiration or termination thereof.
(a)    Parent and Purchaser shall cooperate in good faith to determine a mutually agreeable and reasonable allocation of the North American Referral Agreements to which both the Parent and the Target Company are party, including the Contracts with the Persons set forth on Section 5.17(b) of Parent’s Disclosure Letter (the “Tri-Party Agreements”), based upon the volume of referrals in Canada and the United States, respectively, associated with such Tri-Party Agreements. Section 5.17(b)(i) of Parent’s Disclosure Letter indicates the anticipated allocation of the Tri-Party Agreements. Except as set forth in Section 5.17(b)(ii) of Parent’s Disclosure Letter, the Tri-Party Agreements intended to be assigned to Target Company hereunder represent all of the revenue reflected in Target Company Financial Information which were derived from the Tri-Party Agreements. Parent and Purchaser shall use their commercially reasonable efforts to assign all of the rights and obligations of Parent or the

Target Company under the applicable Tri-Party Agreements to the other, and the assigning party shall have no further Liability thereunder; provided, that (i) with respect to each Tri-Party Agreement assigned to Parent, Purchaser shall indemnify, defend, and hold harmless the Parent against, and reimburse the Parent for, all Losses that Parent may suffer or incur, or become subject to on or after the date of assignment as a result of or in connection with the Target Company’s Liabilities incurred or accrued under such Tri-Party Agreement prior to the date of assignment (ii) with respect to each Tri-Party Agreement assigned to the Target Company, Parent shall indemnify, defend, and hold harmless Purchaser against, and reimburse Purchaser for, all Losses that Purchaser may suffer or incur, or become subject to on or after the date of assignment as a result of or in connection with Parent’s Liabilities incurred or accrued under such Tri-Party Agreement prior to the date of assignment.
(b)    Parent and Purchaser shall cooperate and use commercially reasonable efforts to maintain the arrangements and benefits (and maintain current practices with regard to Parent’s payment of the annual fee) that each of the Parent and the Target Company received prior to the Closing under the merchant services agreement set forth on Section 5.17(c) of Parent’s Disclosure Letter; provided, that in no event shall either Parent or the Target Company be entitled to receive benefits beyond the terms of such merchant services agreement, and neither Party shall have any obligation to renew, replace or substitute such merchant services agreement upon the expiration or termination thereof. Each of Parent and Purchaser shall indemnify, defend, and hold harmless the other Party against, and reimburse the other Party for, all Losses that such Party may suffer or incur, or become subject to as a result of or in connection with any actions, omissions or Liabilities taken or not taken, or incurred, by the Parent, or by the Purchaser and the Target Company, as applicable, under such merchant services agreement from and after the Closing.
Section 5.18    Certain Litigation.
(a)    Parent and Purchaser acknowledge and agree that, as between the Parties, Parent shall have sole authority and discretion with respect to all matters relating to, or arising out of, the litigation matters set forth in Section 5.18 of Parent’s Disclosure Letter (the “Specified Litigation”), for which Purchaser shall be indemnified pursuant to Section 8.2(a)(v). As between the Parent, on the one hand, and Purchaser and the Target Company, on the other hand, Parent shall have sole control over the management and defense of the Specified Litigation, with use of its own counsel or with counsel engaged by the Target Company or the applicable independent sales organization, and may enter into or consent to any settlement, compromise or discharge of, or the entry of any judgement arising from, the Specified Litigation without the consent or approval of Purchaser or the Target Company.
(b)    Purchaser shall, and shall cause the Target Company after the Closing to, afford Parent and its Affiliates, reasonable access during normal business hours upon reasonable advance notice to the premises, properties, Contracts, books and records, and other documents and other data of the Target Company and employees of the Target Company and their respective agents and auditors, in each case, to the extent reasonably required by Parent or its Affiliates relating to the Specified Litigation. Purchaser shall, and shall cause the Target Company after the Closing to, make available all employees and other personnel as may be reasonably required by Parent to testify or take any other action reasonably required in connection with the Specified Litigation. Parent may retain all books, records and other materials to the extent relating to the Specified Litigation. Purchaser shall, and shall cause the Target Company after the Closing to, maintain and enforce, as instructed by Parent, any and all rights and defenses arising under or relating to the Specified Litigation and, upon the request of Parent, assign such rights to Parent.
Section 5.19    Further Assurances. The Parties agree that, from time to time, whether before, on or after the Closing Date, each of them shall execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably requested by the other Party to carry out the purposes and intents of this Agreement.
ARTICLE VI
CONDITIONS TO CLOSING
Section 6.1    Conditions to Each Party’s Obligations. The obligations of the Parties to effect the Closing are subject to the satisfaction (or written waiver by each Party) on or prior to the Closing of each of the following conditions:
(a)    Government Approvals. All Required Governmental Approvals shall have been obtained, and any applicable waiting periods relating thereto shall have expired or been terminated early.
(b)    No Prohibition. There shall be no Law in effect enjoining or otherwise prohibiting the Closing and no pending lawsuits, actions or proceedings to enjoin or otherwise prohibit the Closing shall have been commenced by any Government Authority or other Person.
Section 6.2    Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Closing is also subject to the satisfaction (or written waiver by Purchaser) on or prior to the Closing of the following conditions:
(a)    Representations and Warranties. Each of the representations and warranties of Parent contained in Article III shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date in which case such representations and warranties need only to be so true and correct as of such specific date) except where the failures of such representations and warranties to be true and correct have not had, individually or in the aggregate, a Company Material Adverse Effect (disregarding any limitations as to materiality or Company Material Adverse Effect set forth therein); provided that the Parent Fundamental Representations shall be true and correct in all material respects as of such dates, and the representations and warranties contained in Section 3.5(a) shall be true and correct in all respects as of the Closing Date.
(b)    Covenants. The covenants and agreements of Parent set forth in this Agreement to be performed at or prior to the Closing shall have been duly performed in all material respects.
(c)    Officer’s Certificate. There shall have been delivered to Purchaser a certificate, dated the Closing Date and signed by a duly authorized officer of Parent, certifying the satisfaction of the conditions in Section 6.2(a) and Section 6.2(b).
(d)    Transaction Documents. Parent and its Affiliates, as applicable, shall have duly executed and delivered the Transaction Documents (other than this Agreement) to which they are a party.

(e)    Data Compromise Event. There shall not have occurred a Data Compromise Event.
(f)    Required Consents. The consents required upon a change in control of the Target Company under the Contracts set forth in Section 6.2(f) of Purchaser’s Disclosure Letter shall have been obtained.
(g)    Company Material Adverse Effect. There shall not have occurred a Company Material Adverse Effect since the date hereof.
Section 6.3    Conditions to Obligations of Parent. The obligation of Parent to effect the Closing is also subject to the satisfaction (or written waiver by Parent) on or prior to the Closing of the following conditions:
(a)    Representations and Warranties. Each of the representations and warranties of Purchaser contained in Article IV shall be true and correct as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date in which case such representations and warranties need only to be so true and correct as of such specific date) except where the failures of such representations and warranties to be true and correct have not had, individually or in the aggregate, a Purchaser Material Adverse Effect (disregarding any limitations as to materiality or Purchaser Material Adverse Effect set forth therein); provided that the Purchaser Fundamental Representations were true and correct in all material respects as of such dates.
(b)    Covenants. The covenants and agreements of Purchaser set forth in this Agreement to be performed at or prior to the Closing shall have been duly performed in all material respects.
(c)    Officer’s Certificate. There shall have been delivered to Parent a certificate, dated the Closing Date and signed by a duly authorized officer of Purchaser, certifying the satisfaction of the conditions in Section 6.3(a) and Section 6.3(b).
(d)    Transaction Documents. Purchaser and its Affiliates, as applicable, shall have duly executed and delivered the Transaction Documents (other than this Agreement) to which they are a party (it being understood that Purchaser shall deliver to BMO Harris Bank N.A. a duly executed counterpart of the BMO Harris BIN Sponsorship Agreement and the BMO Harris Merchant Referral Program Agreement on behalf of the Target Company).
ARTICLE VII
TAX MATTERS
Section 7.1    Parent Returns and Reports. Parent shall file or cause to be filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed on or before the Closing Date, and Parent shall remit or cause to be remitted any Taxes due in respect of such Tax Returns.
Section 7.2    Purchaser Returns and Reports. Purchaser shall file or cause to be filed when due all Tax Returns that are required to be filed by or with respect to the Target Company that are not

Tax Returns which Parent is required to file or cause to be filed pursuant to Section 7.1, and Purchaser shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. Any such Tax Return for any Pre-Closing Period that is not a Straddle Period shall be prepared consistently with the past practice of the Target Company unless otherwise required by applicable law. Parent shall provide drafts of each such Tax Return to Purchaser for review and comment at least thirty (30) days prior to the Tax Return being filed, and Parent shall reflect all reasonable comments by Purchaser that are consistent with the past practice of the Target Company upon filing the Tax Return. Parent shall reimburse Purchaser and the Target Company for all Taxes shown to be due on a Tax Return for a taxable year ending on or before the Closing Date and the portion of Taxes shown to be due on a Tax Return for a taxable period that begins before the Closing Date and ends after the Closing Date (a “Straddle Period”) allocable to the Pre-Closing Period of such Straddle Period within fifteen (15) days after the date Purchaser or the Target Company pays or causes to be paid any such Taxes. For purposes of this Agreement, in the case of any Straddle Period, (x) the amount of ad valorem (real property and personal property) Taxes and other Taxes not described in clause (y) below of the Target Company for the portion of such Straddle Period that ends on the Closing Date shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period, and (y) the amount of any sales or use Taxes, value-added Taxes, employment related Taxes, withholding Taxes and Taxes based on or measured by income, receipts or profits of the Target Company for the portion of a Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books on the Closing Date.
Section 7.3    Amendments. None of Purchaser or any Affiliate of Purchaser shall, or shall cause or permit the Target Company to, amend, re-file or otherwise modify any Tax Return relating in whole or in part to the Target Company with respect to any Pre-Closing Periods without the prior written consent of Parent, which consent shall not be unreasonably withheld.
Section 7.4    Refunds. Any Tax refund or credit in lieu of a refund (including any interest paid or credited by a Taxing Authority with respect thereto) relating to Taxes in respect of the Target Company for any Pre-Closing Period (but only to the extent that such refund or credit in lieu of a refund is not attributable to, and does not result from, a carryback or other use of any item of loss, deduction, credit or other similar item arising in a taxable period after the Closing Date) shall be paid over promptly to Parent, less any fees, costs and expenses incurred in obtaining such refund or credit and any Taxes imposed in respect of such refund or credit. Purchaser shall, if Parent so requests and at Parent’s expense, cause the Target Company or other relevant entity to file for and use its reasonable best efforts to obtain and expedite the receipt of any refund to which Parent is entitled under this Section 7.4. Purchaser shall permit Parent to participate in (at Parent’s expense) the prosecution of any such refund claims.
Section 7.5    Contest Provisions.
(a)    If a claim shall be made by any Government Authority, that, if successful, might result in a payment on behalf of Parent to Purchaser under Section 8.2, Purchaser shall promptly notify Parent with such potential liability in writing (a “Tax Notice”) of such claim (a “Tax Claim”). If a Tax Notice is not given to Parent within a sufficient period of time to allow Parent to effectively contest such Tax Claim, or in reasonable detail to apprise Parent of the nature of the Tax Claim, in each case taking into account the facts and circumstances with respect to the Tax Claim, such failure shall not release Parent from its indemnification obligations under this Agreement except to the extent Parent is materially prejudiced as a result thereof.
(b)    With respect to any Tax Claim that relates solely to a Pre-Closing Period, Parent shall have the right, at its own sole expense, to control and conduct all proceedings and negotiations in connection with such Tax Claim (including selection of counsel), and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner. Purchaser or its designee shall have the right to participate in such proceedings and negotiations (including with counsel of its choice), at its sole expense, and Parent shall not settle such Tax Claim without the prior written consent of Purchaser, such consent not to be unreasonably withheld. Parent shall reasonably cooperate with Purchaser in connection with such participation. If Parent elects, in its sole discretion, not to control and conduct the proceedings and negotiations in connection with a Tax Claim, Parent shall, within thirty (30) days of receipt of a Tax Notice with respect to such Tax Claim (the “Tax Notice Period”), notify Purchaser in writing of its intention not to control and conduct the proceedings and negotiations in connection with such Tax Claim. In such event, and in the case of a Tax Claim that does not relate solely to a Pre-Closing Period, Purchaser may control, or cause its designee to control, and conduct such proceedings and negotiations in such manner as it may deem appropriate, and Parent shall have the right to participate in such proceedings and negotiations (including, without limitation, with counsel of their choice), at its sole expense, and Purchaser shall reasonably cooperate with Parent and its accountants and other representatives in connection with such participation; provided that Purchaser shall not settle any Tax Claim without Parent’s consent (such consent not to be unreasonably withheld, conditioned or delayed).
Section 7.6    Transfer and Sales Taxes. Purchaser shall file or cause to be filed all Tax Returns and other documentation with respect to any transfer, documentary, stamp or other related Taxes that are required to be filed and any recording or filing fees, including interest or penalties thereon, in each case arising from the purchase and sale contemplated pursuant to this Agreement, and Purchaser and Parent shall each pay fifty percent (50%) of any such Taxes or Tax Return preparation costs. If required by applicable law, Parent shall, and shall cause its affiliates to, join in the execution of any such Tax Returns and other documentation.
Section 7.7    Cooperation; Access to Records. After the Closing, Parent and Purchaser shall cooperate fully in preparing for and conducting any audits of, or disputes with Tax authorities regarding, any Tax Returns, and shall provide such information as reasonably necessary for such audits, disputes or for the filing of all Tax Returns, subject to the provisions of Section 7.5. After the date of this Agreement, Parent shall provide Purchaser with such cooperation and information as Purchaser may reasonably request in connection with the filing of any Tax Return with respect to the Target Company to be filed after the Closing Date (including, without limitation, that Parent shall provide Purchaser information regarding any extension of time to file a Tax Return of which the Target Company is the beneficiary at the time of the Closing). However, notwithstanding the foregoing, nothing in this Section 7.7 shall require Parent or any of its Affiliates (or their respective Representatives) to disclose to Purchaser or any of its agents or Representatives any consolidated, combined, affiliated or unitary Tax Return which includes Parent or any of its Affiliates or any tax-related work papers, except, in each case, for materials or portions thereof that relate solely to the Target Company. If reasonably requested by Parent, Purchaser shall enter into a customary joint defense agreement with any one or more of Parent, any Affiliate of Parent and the Target Company with respect to any information to be provided to Purchaser pursuant to this Section 7.7. Parent shall be entitled to retain copies of all records, documents, accounting data and other information relating to Tax matters with respect to the Target Company, to the extent they relate to Pre-Closing Periods.
Section 7.8    No Tax Elections. Purchaser shall not make, and agrees to prevent the Target Company from making, any tax election under Section 338 or 336(e) with respect to its purchase of the Target Company.
ARTICLE VIII
SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES
Section 8.1    Survival. The representations, warranties, covenants and obligations of the Parties contained in or made pursuant to this Agreement shall survive in full force and effect until the date that is one (1) year after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification under Section 8.2 or Section 8.3 thereafter), except:
(a)    the covenants and obligations that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and obligations, or until fully performed;
(b)    the representations, warranties, covenants and obligations set forth in Sections 3.1(b), 3.1(c), 3.2(a)-(c), 3.17, 4.1(b), 4.1(c) and 4.4 shall survive until the expiration of the applicable statute of limitations;
(c)    the representations, warranties, covenants and obligations set forth in Section 3.8 shall survive until the ninetieth (90th) day following the expiration of the applicable statute of limitations; and
(d)    the representations, warranties, covenants and obligations set forth in Section 3.9 shall survive until the date that is three (3) years after the Closing Date.
Section 8.2    Indemnification by Parent.
(a)    After the Closing and subject to this Article VIII, Parent shall indemnify, defend and hold harmless Purchaser and the Target Company against, and reimburse Purchaser and the Target Company for, all Losses that Purchaser or the Target Company may at any time suffer or incur, or become subject to:
(i)    as a result of or in connection with the breach of any of the representations and warranties of Parent contained in Article III (but, in the case of the representations and warranties of Parent contained in Section 3.8(a), (b) or (h), only to the extent such Losses relate to Pre-Closing Periods);
(ii)    as a result of or in connection with any breach by Parent of any of its covenants or obligations contained in this Agreement;

(iii)    relating to, or arising out of, the Target Company’s relationships with, or any regulatory proceedings related to, the Specified ISO or the Merchants set forth on Schedule A of the Merchant Assignment Agreement;
(iv)    relating to, or arising out of, the Target Company’s relationships with, or any regulatory proceedings related to, the merchants listed in Section 3.19(d)(ii) and Section 3.19(d)(iv) of Parent’s Disclosure Letter;
(v)    relating to, or arising out of, the Specified Litigation;
(vi)    for any Pre-Closing Taxes; or
(vii)    with respect to a third party claim brought during the term of the Transition Services Agreement, against Purchaser or the Target Company alleging that their use of Parent’s Software in accordance with the terms of the Transition Services Agreement or the Technology License Agreement and, with respect to the Technology License Agreement, in the form such Software was delivered by Parent thereunder without modification by Purchaser, the Target Company or their Affiliates, infringes or misappropriates such third party’s Intellectual Property.
(b)    Notwithstanding anything to the contrary contained herein, but subject to Section 8.2(c), Parent shall not be required to indemnify, defend or hold harmless Purchaser or the Target Company against, or reimburse, or otherwise have any liability under this Agreement to, Purchaser or the Target Company for any Losses pursuant to Section 8.2(a)(i) (other than Losses in connection with any Parent Fundamental Representation or Tax Representation) with respect to any claim (i) unless such claim (or related claims arising out of the same facts, events or circumstances) involves Losses in excess of $10,000 (the “Threshold”) and (ii) until the aggregate amount of Losses for which Purchaser and the Target Company are finally determined to be otherwise entitled to indemnification under Section 8.2(a)(i) exceeds $3,000,000 (the “Deductible”), after which Parent shall be obligated for all Losses for which Purchaser and the Target Company are finally determined to be otherwise entitled to indemnification under Section 8.2(a)(i) that are in excess of the Deductible. Notwithstanding anything to the contrary contained herein, Parent shall not be required to indemnify, defend or hold harmless Purchaser or the Target Company against, or reimburse, or otherwise have any liability under this Agreement to, Purchaser or the Target Company for any Losses (1) pursuant to Section 8.2(a)(i) (other than Losses in connection with any Parent Fundamental Representation or Tax Representation) or Section 8.2(a)(iv) in a cumulative aggregate amount exceeding $25,000,000 (the “Cap”), and (2) pursuant to Section 8.2(a) and Section 8.2(c) in a cumulative aggregate amount exceeding the Purchase Price.
(c)    Indemnification for Terminated Merchants.
(i)    The Parties agree that in the event that (A) there was any breach as of the Closing Date of the Prohibited Merchant Representation (any such Merchant, a “Prohibited Merchant”), and (B) after Purchaser has engaged in good faith in the resolution process set forth in Section 2.3(h) of the BMO Harris BIN Sponsorship Agreement, BMO Harris Bank, N.A. has terminated or requires that the Target Company, directly or indirectly, terminate a Merchant Agreement with a Prohibited Merchant (a “Terminated Merchant”), Purchaser shall use, if applicable, commercially reasonable efforts for the period set forth in Section 2.3(h)(ii) of the BMO Harris BIN Sponsorship

Agreement to transfer such Terminated Merchant to an alternate service provider. For purposes of this Agreement, “Terminated Merchant” shall not include the Person set forth on Schedule 2.17(a)(ii) of the BMO Harris BIN Sponsorship Agreement or any merchants of such Person.
(ii)    If Purchaser successfully transfers such Terminated Merchant to an alternate service provider, Parent shall reimburse Purchaser for its reasonable costs incurred in connection with such transfer; provided, that Purchaser shall use all reasonable efforts to mitigate such costs.
(iii)    If (a) Purchaser has complied with its obligations under Section 8.2(c)(i) and is unable to transfer such Terminated Merchant to an alternate service provider or (b) Purchaser (or the Target Company) terminates, directly or indirectly, a Prohibited Merchant as a result of, or in anticipation of, a validatable, instituted or imminent regulatory enforcement action solely related to the Target Company’s provision of services to such Prohibited Merchant, Parent shall pay Purchaser Liquidated Damages. “Liquidated Damages” means in an amount equal to (x) multiplied by (y), where (x) equals the average monthly Gross Margin attributable to such Terminated Merchant under its Merchant Agreement based on the twelve (12) month period prior to the termination of such Terminated Merchant’s Merchant Agreement, and where (y) equals 54 minus the number of full calendar months that have elapsed after the Closing Date. Parent and Purchaser recognize and agree that the Liquidated Damages do not constitute a penalty and are reasonable in proportion to the probable damages likely to be sustained in the event a Merchant Agreement is required to be terminated in view of the uncertainty and difficulty of predicting the amount of any actual damages and the purchase price paid hereunder by Purchaser under the assumption that Merchants were engaged in the activities described in the Prohibited Merchant Representation.
(iv)    Notwithstanding the foregoing, Parent shall have no obligation to pay Liquidated Damages until the aggregate amount of Liquidated Damages Purchaser is entitled to under this Section 8.2(c) exceeds $225,000, after which Parent shall be obligated to pay Liquidated Damages under this Section 8.2(c) that are in excess of such amount.
(v)    In addition to the Liquidated Damages set forth in this Section 8.2(c) and subject to the limitations set forth in the second sentence of Section 8.2(b), Purchaser may also recover for Losses actually suffered by Purchaser or the Target Company as a result of or in connection with a breach of the Prohibited Merchant Representation for which Purchaser is entitled to be indemnified pursuant to Section 8.2(a)(i); provided, however, that Parent shall not be required to indemnify, defend or hold harmless Purchaser or the Target Company against, or reimburse, or otherwise have any liability under this Agreement to, Purchaser or the Target Company for Losses as a result of or in connection with a breach of the Prohibited Merchant Representation until the aggregate amount of Losses for which Purchaser and the Target Company are finally determined to be otherwise entitled to indemnification as a result of or in connection with a breach of the Prohibited Merchant Representation for which Purchaser is entitled to indemnification pursuant to Section 8.2(a)(i) exceeds $300,000 (the “Prohibited Merchant Representation Deductible”), after which Parent shall be obligated for all Losses for which Purchaser and the Target Company are finally determined to be otherwise entitled to indemnification under Section 8.2(a)(i) that are in excess of the Prohibited Merchant Losses Deductible. The amount of the Prohibited Merchant Representation Deductible shall be included in determining whether the Deductible has been satisfied, but no indemnified Losses resulting from or in connection with a breach of the Prohibited Merchant Representation shall be included in determining whether the Deductible has been satisfied.
(vi)    This Section 8.2(c) shall survive in full force and effect until the third anniversary of the Closing Date, at which time this Section 8.2(c) shall terminate (and no claims shall be made for indemnification under this Section 8.2(c) thereafter). Except as set forth in this Section 8.2(c), Parent shall have no Liability to any Person for any breach of the Prohibited Merchant Representation.
(d)    Notwithstanding anything to the contrary in this Agreement, Parent shall not be required to indemnify, defend or hold harmless Purchaser or the Target Company against, or reimburse, or otherwise have any liability under this Agreement to, Purchaser or the Target Company for Losses under Section 8.2(a)(iv) until the aggregate amount of Losses for which Purchaser and the Target Company are finally determined to be otherwise entitled to indemnification pursuant to Section 8.2(a)(iv) exceeds $300,000 (the “Section 8.2(a)(iv) Deductible”), after which Parent shall be obligated for all Losses for which Purchaser and the Target Company are finally determined to be otherwise entitled to indemnification under Section 8.2(a)(iv) that are in excess of the Section 8.2(a)(iv) Deductible. Section 8.2(a)(iv) shall survive in full force and effect until the first anniversary of the Closing Date, at which time Section 8.2(a)(iv) shall terminate (and no claims shall be made for indemnification under Section 8.2(a)(iv) thereafter). The amount of the Section 8.2(a)(iv) Deductible shall be included in determining whether the Deductible has been satisfied, but no indemnified Losses for which Purchaser or the Target Company are finally determined to be entitled pursuant to Section 8.2(a)(iv) hereof shall be included in determining whether the Deductible has been satisfied.
Section 8.3    Indemnification by Purchaser.
(a)    After the Closing and subject to this Article VIII, Purchaser shall indemnify, defend and hold harmless the Parent Indemnified Parties against, and reimburse the Parent Indemnified Parties for, all Losses that the Parent Indemnified Parties may at any time suffer or incur, or become subject to:
(i)    as a result of or in connection with the breach of any of the representations and warranties of Purchaser contained in Article IV;
(ii)    as a result of or in connection with any breach by Purchaser of any of its covenants or obligations contained in this Agreement; or
(iii)    relating to, or arising out of, the Target Company or the operation of the Target Business from and after the Closing (in each case, except for such matters to which Parent is obligated to indemnify Purchaser pursuant to Section 8.2(a)). For the avoidance of doubt, the indemnity in this Section 8.3(a)(iii) will apply to all Liabilities of whatever kind and nature, primary or secondary, direct or indirect, absolute, contingent, known or unknown, whether or not accrued or arising before, on or after the Closing.
(b)    Notwithstanding anything to the contrary contained herein, Purchaser shall not be required to indemnify, defend or hold harmless the Parent Indemnified Parties against, or reimburse, or otherwise have any liability under this Agreement to, the Parent Indemnified Parties for any Losses pursuant to Section 8.3(a)(i) (other than Losses in connection with any Purchaser Fundamental

Representation) with respect to any claim (i) unless such claim (or related claims arising out of the same facts, events or circumstances) involves Losses in excess of the Threshold and (ii) until the aggregate amount of Losses for which the Parent Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 8.3(a)(i) exceeds the Deductible, after which Purchaser shall be obligated for all the Losses for which the Parent Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 8.3(a)(i) that are in excess of the Deductible. Notwithstanding anything to the contrary contained herein, Purchaser shall not be required to indemnify, defend or hold harmless the Parent Indemnified Parties against, or reimburse, or otherwise have any liability under this Agreement to, the Parent Indemnified Parties for any Losses (1) pursuant to Section 8.3(a)(i) (other than Losses in connection with any Purchaser Fundamental Representation) in a cumulative aggregate amount exceeding the Cap, and (2) pursuant to Section 8.3(a) (other than (i) any obligation in connection with the payment of the Purchase Price or any adjustment thereto, or (ii) pursuant to Section 8.3(a)(iii), each of which such recoveries shall not be capped or restricted) in a cumulative aggregate amount exceeding the Purchase Price.
Section 8.4    Claims Procedure.
(a)    Notification by the Indemnified Person. If any Person claiming indemnification under this Article VIII (the “Indemnified Person”) becomes aware of any fact, matter or circumstance that may give rise to a claim for indemnification under this Article VIII, the Indemnified Person shall (at its own expense) promptly notify the Person from whom indemnification is sought (the “Indemnifying Person”) in writing of such claim, including any pending or threatened claim or demand by a third party that the Indemnified Person has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted in writing by a third party against the Indemnified Person) (each, a “Third-Party Claim”), setting out the provisions under this Agreement on which such claim is based, and such other information (to the extent available) as is reasonably necessary to enable the Indemnifying Person to assess the merits of the potential claim, to make such provisions as it may consider necessary (including details of the legal and factual basis of the claim and the evidence on which the party relies (including where the claim is the result of a Third-Party Claim, evidence of the Third-Party Claim)) and setting out its estimate of the amount of Losses to the extent ascertainable which are, or are to be, the subject of the claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Person from any of its obligations under this Article VIII except to the extent that the Indemnifying Person is prejudiced by such failure. The Parties agree that: (i) in this Article VIII they intend to, for certain types of claims, shorten, in the case of the limited survival periods specified in Section 8.1 or Section 8.2(c)(vi), the applicable statute of limitations period with respect to certain claims; (ii) notices for claims in respect of a breach of a representation, warranty, covenant or obligation must be delivered prior to the expiration of the applicable survival period specified in Section 8.1 or Section 8.2(c)(vi) for such representation, warranty, covenant or obligation; and (iii) any claims for indemnification for which notice is not timely delivered in accordance with this Section 8.4(a) shall be expressly barred and are hereby waived; provided, further, that if, prior to such applicable date, a Party shall have notified the other Party in accordance with the requirements of this Section 8.4(a) of a claim for indemnification under this Article VIII (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article VIII notwithstanding the passing of such applicable date.
(b)    Cooperation by the Indemnified Person. The Indemnified Person shall reasonably cooperate with and assist the Indemnifying Person in determining the validity of any claim for indemnity by the Indemnified Person and in defending against a Third-Party Claim. In connection with any fact, matter, event or circumstance that may give rise to a claim against any Indemnifying Person under this Agreement, the Indemnified Person shall ensure that the Indemnified Person and its Affiliates, as applicable: (i) shall preserve all material evidence relevant to the claim, (ii) shall allow the Indemnifying Person and its advisers to investigate the fact, matter, event or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim, and (iii) shall (at its own expense) disclose to the Indemnifying Person and its Representatives all material of which it is aware which relates to the claim and provide, and procure that its Affiliates provide (at its own expense), all such information and assistance, including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Indemnifying Person or its Representatives may reasonably request, subject to the Indemnifying Person and its advisers agreeing in such form as the Indemnified Person may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.
(c)    Assumption of Defense of a Third-Party Claim. Upon receipt of a notice of a claim for indemnity from an Indemnified Person pursuant to Section 8.4(a) in respect of a Third-Party Claim, the Indemnifying Person may, by notice to the Indemnified Person delivered within thirty (30) Business Days of the receipt of notice of such Third-Party Claim, assume the defense and control of any Third-Party Claim, with its own counsel and at its own expense, but shall allow the Indemnified Person a reasonable opportunity to participate in the defense of such Third-Party Claim with its own counsel and at its own expense. The Indemnifying Person shall not, without the prior written consent of the Indemnified Person (which shall not be unreasonably withheld, conditioned or delayed), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third-Party Claim, unless such settlement, compromise, discharge or entry of any judgment does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Person, and the Indemnifying Person shall obtain, as a condition of any settlement, compromise, discharge, entry of judgment (if applicable), or other resolution, a complete and unconditional release of each Indemnified Person from any and all Liabilities in respect of such Third-Party Claim. If the Indemnifying Person does not assume the defense and control of any such Third-Party Claim, the Indemnified Person, subject to Section 8.4(d), may defend the same in such manner as it may deem appropriate.
(d)    Settlement of Claims. The Indemnified Person shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Person or admit to any liability with respect to such claim or demand without the prior written consent of the Indemnifying Person. Notwithstanding anything to the contrary contained in this Article VIII, no Indemnifying Person shall have any liability under this Article VIII for any Losses arising out of or in connection with any Third-Party Claim that is settled or compromised by an Indemnified Person without the consent of such Indemnifying Person.
(e)    Response to Claims Not Involving Third-Party Claims. In the event any Indemnifying Person receives a notice of a claim for indemnity from an Indemnified Person pursuant to Section 8.4(a) that does not involve a Third-Party Claim, the Indemnifying Person shall notify the Indemnified Person within thirty (30) Business Days following its receipt of such notice whether the Indemnifying Person disputes its liability to the Indemnified Person under this Article VIII.
Section 8.5    Payment. In the event a claim for indemnification under this Article VIII has been finally determined, the amount of such final determination shall be paid by the Indemnifying Person to the Indemnified Person within five (5) Business Days of the request therefor in immediately available funds. Any Action by or before any Government Authority or arbitral body, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of this Article VIII when the parties hereto have so determined by mutual agreement or, if disputed, when a final non-appealable Government Order has been entered into with respect to such Action.
Section 8.6    Treatment of Indemnification Payments. To the fullest extent permitted under applicable Law, for all purposes (including Tax purposes), the Parties shall treat any payment made under Section 8.2 or Section 8.3 as an adjustment to the Purchase Price.
Section 8.7    Provisions. No Indemnifying Person shall be liable under this Article VIII in respect of any Loss to the extent the fact, matter, event or circumstance giving rise to the claim or on which it is based to the extent such Loss is allowed, provided, accrued or reserved for in the Target Company Financial Information or is provided for or otherwise taken into account in determining any adjustment to the Purchase Price provided herein.
Section 8.8    Exclusive Remedies. Each Party agrees that following the Closing, (i) the indemnification provisions of this Article VIII shall be the sole and exclusive remedies of the Parties for any breach of the representations or warranties contained in this Agreement, (ii) the indemnification provisions of this Article VIII, the rights set forth under Section 2.3 and the remedies set forth under Section 10.6(e) shall be the sole and exclusive remedies of the Parties for any breach or non-fulfillment of any covenant and (iii) notwithstanding anything to the contrary contained herein no breach of any representation, warranty, covenant or obligation contained herein shall give rise to any right on the part of either Party to rescind this Agreement or any of the transactions contemplated hereby.
Section 8.9    Losses. The Parties agree that with respect to each indemnification obligation set forth in this Article VIII, any Transaction Document or any other document executed or delivered in connection with the Closing, in no event shall an Indemnifying Person have any liability to an Indemnified Person for any consequential, indirect, incidental, exemplary, punitive or special damages, internal costs, diminution in value, losses based on any valuation multiple or lost profits (the “Limited Damages”). Notwithstanding the foregoing, if any Indemnified Person is held liable to a third party (including any Government Authority) for any of such Limited Damages and the Indemnifying Person is otherwise obligated to indemnify the Indemnified Person for the matter that gave rise to such Limited Damages pursuant to this Agreement, then the Indemnifying Person shall be liable for and obligated to reimburse the Indemnified Person for such Limited Damages, subject to the other limitations in this Article VIII. In connection with any claim for indemnity under this Article VIII, for purposes of calculating the amount of Losses from a breach of a representation or warranty hereunder (other than Section 3.5(a)), each such representation or warranty shall be considered without regard to any limitation or qualification as to materiality, material adverse effect or similar qualifier set forth in such representation or warranty. No Indemnifying Person shall be liable under this Article VIII in respect of any Loss which is contingent unless and until such contingent Loss becomes an actual liability and is due and payable.
Section 8.10    Net Financial Benefit. The amount of any indemnification payment made by an Indemnifying Person pursuant to this Article VIII shall be reduced by the amount of any actual net reduction in cash payments for federal, Illinois and Ohio income Taxes realized by the Indemnified

Person, as a result of the Losses giving rise to such indemnification payment in the taxable year in which such Losses arise or in the succeeding three taxable years. If the indemnification payment is paid prior to the Indemnified Person realizing any actual reduction in cash payments for Taxes in connection with the Losses giving rise to such payment, and the Indemnified Person subsequently realizes such actual reduction in cash payments for federal, Illinois and Ohio income Taxes in the year in which such Taxes arise or in the succeeding three taxable years, then the Indemnified Person shall pay the amount of such actual reduction in cash payments for Taxes to the Indemnifying Person in cash within ten (10) days of the Indemnified Person’s realization of such actual reduction in cash payments for federal, Illinois and Ohio income Taxes (but not in excess of the indemnification payment received from the Indemnifying Person with respect to such Losses). For purposes of the preceding two sentences, the Indemnified Person shall be deemed to have realized an actual reduction in cash payments for federal, Illinois and Ohio income Taxes in a taxable year if, and to the extent that, the Indemnified Person’s cumulative liability for federal, Illinois and Ohio income Taxes from the Closing Date through the end of such taxable year, calculated by excluding any Tax items attributable to the Losses from all taxable years and the receipt of any related indemnification payment, exceeds the Indemnified Person’s actual cumulative liability for Taxes through the end of such taxable year, calculated by taking into account any Tax items attributable to the Losses for all taxable years and the receipt of any related indemnification payment (to the extent permitted by relevant Tax law and treating such Tax items as the last items claimed for any taxable year).
Section 8.11    Right to Recover.
(a)    If any Indemnifying Person is liable to pay an amount in discharge of any claim under this Agreement and any Indemnified Person recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Indemnified Person (in whole or in part) in respect of the Loss which is the subject matter of the claim, Parent or Purchaser, as applicable, shall procure that, before steps are taken to enforce a claim against any Indemnifying Person under this Agreement, all reasonable steps are taken to enforce recovery against the third party and any actual recovery (less any reasonable costs and expenses incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery. Notwithstanding the foregoing, neither Party shall be required to act or forbear to act under this Section 8.11 if such act or forbearance, as applicable, could prejudice such Person’s ability to prosecute a claim against an Indemnifying Person or any right hereunder in the reasonable judgment of Parent or Purchaser, as applicable.
(b)    If any Indemnifying Person has paid an amount in discharge of any claim under this Agreement and any Indemnified Person recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates any Indemnified Person (in whole or in part) in respect of the Loss which is the subject matter of the claim, Parent or Purchaser, as applicable, shall procure that all steps are taken as may reasonably be required to enforce such recovery and shall, or shall procure that the relevant Indemnified Person shall, pay to Parent or Purchaser, as applicable, as soon as practicable after receipt an amount equal to (i) any sum recovered from the third party less any reasonable costs and expenses incurred in obtaining such recovery or (ii) if less, the amount previously paid by the relevant Indemnifying Person to the relevant Indemnified Person.
Section 8.12    Double Claims. No Indemnified Person shall be entitled to recover from any

Indemnifying Person under this Article VIII or under any Transaction Document more than once in respect of the same Loss (notwithstanding that such Loss may result from breaches of multiple provisions of this Agreement).
Section 8.13    Mitigation of Losses. The Indemnified Persons shall procure that all commercially reasonable steps are taken and all commercially reasonable assistance is given to avoid or mitigate any Losses, which in the absence of mitigation might give rise to or increase a Loss in respect of any claim under this Article VIII. In the event an Indemnified Person fails to so mitigate such an indemnifiable Loss, the Indemnifying Person shall have no liability for any portion of such Loss that could reasonably have been avoided had the Indemnified Person made such efforts.
Section 8.14    Recovery. Neither Purchaser nor the Target Company shall be entitled to recover Losses to the extent such Losses are due to any change, after the date hereof but on or prior to the Closing, in applicable accounting principles or any adoption, proposal, implementation or change in Law (including any Law in respect of Taxes) or any interpretation thereof by any Government Authority.
ARTICLE IX
TERMINATION
Section 9.1    Termination. This Agreement may be terminated prior to the Closing:
(a)    Consent. By the mutual written consent of Parent and Purchaser;
(b)    Delay. By either Parent or Purchaser if no Closing has occurred on or before the Outside Date (as it may be extended from time to time); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to take any action required to fulfill any of such Party’s obligations under this Agreement has caused or resulted in the failure of the Closing to occur prior to the Outside Date;
(c)    Breach. By either Parent or Purchaser, upon written notice to the other, in the event of a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Purchaser (in the case of Parent) or Parent (in the case of Purchaser), which breach would, individually or in the aggregate, result in, if occurring or continuing on the Closing Date, the failure of any condition to the terminating Party’s obligations set forth in Article VI to be satisfied, and which cannot be or has not been cured within sixty (60) days after the giving of written notice to the breaching Party of such breach (or by the Outside Date, if earlier); provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any Party if the would-be terminating Party is then in material breach of any of its representations, warranties, agreements and covenants hereunder;
(d)    Data Compromise Event. By Purchaser, in the event there is a Data Compromise Event; and
(e)    Government Order. By either Parent or Purchaser, if any Government Order enjoining any party hereto from consummating the transactions contemplated hereby is entered by a Government Authority having competent jurisdiction over the Target Business, Purchaser or Parent and such Government Order is final and nonappealable or if an applicable Law shall have been promulgated or enacted that prohibits or otherwise makes illegal the performance of this Agreement or the transactions contemplated hereby.
Section 9.2    Notice of Termination. If Parent or Purchaser desires to terminate this Agreement pursuant to Section 9.1, it shall give written notice of such termination to (in the case of termination by Parent) Purchaser and to (in the case of termination by Purchaser) Parent.
Section 9.3    Effect of Termination. Upon a termination of this Agreement in accordance with Section 9.1, each Party’s further rights and obligations hereunder, other than the Surviving Provisions, shall terminate, but termination shall not affect any rights or obligations of a Party which may have accrued prior to such termination and shall not relieve any Party from liability for fraud or any Willful Breach prior to such termination.
Section 9.4    Additional Rights and Remedies. The Parties acknowledge and agree that nothing in this Article IX shall prejudice or limit any rights or remedies which may otherwise be available to Parent under this Agreement or pursuant to applicable Law, including the right to claim damages or seek specific performance.
ARTICLE X
MISCELLANEOUS
Section 10.1    Notices.
(a)    Any notice, request, claim, demand or other communication in connection with this Agreement (each, a “Notice”) shall be:
(i)    in writing in English; and
(ii)    delivered by hand, fax, registered mail or by courier using an internationally recognized courier company, or transmitted by email.
(b)    A Notice to any Party shall be sent to such party at the following address, or such other Person or address as such Party may designate by delivery of notice in writing to the other Party.
If to Parent, to:
Moneris Solutions Corporation
3300 Bloor Street West
Toronto, ON M8X 2X2
Canada
Attention: Chief Legal Officer & Corporate Secretary
Email: Faeron.Trehearne@moneris.com
With a copy to (which shall not constitute a Notice):
Sullivan & Cromwell LLP
125 Broad Street

New York, New York 10004
Attention: Donald J. Toumey and C. Andrew Gerlach
Email: toumeyd@sullcrom.com and gerlacha@sullcrom.com
If to Purchaser, to:
c/o Vantiv, LLC
8500 Governor’s Hill Drive
Maildrop 1GH1Y1
Cincinnati, OH 45249-1384
Attention: General Counsel/Legal Department
Email: Ned.Greene@Vantiv.com; and Jared.Warner@Vantiv.com
With a copy to (which shall not constitute a Notice):
Benesch, Friedlander, Coplan & Aronoff LLP
200 Public Square
Suite 2300
Cleveland, OH 44114
Attention: Sean T. Peppard
Email: speppard@beneschlaw.com
(c)    A Notice shall be effective upon receipt and shall be deemed to have been received:
(i)    at the time of delivery, if delivered by hand, registered post or courier; or
(ii)    upon confirmation by telephone or electronic correspondence of receipt thereof, if sent by fax or email, excluding, however, any answer or confirmation automatically generated by electronic means (such as out-of-office replies).
Section 10.2    Assignment. Except as otherwise expressly provided in this Agreement, no Party may, without the prior written consent of the other Party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement; provided that (a) Parent may, following notice in writing to Purchaser no later than three (3) Business Days prior to the effective date of the assignment, assign any or all of its rights, benefits and obligations under this Agreement to one or more of its Affiliates (other than the Target Company) or the Parent Shareholders; provided, further, that any such assignment shall not relieve Parent of its obligations hereunder; and (b) Purchaser may, following notice in writing to Parent no later than three (3) Business Days prior to the effective date of the assignment, assign, pledge or otherwise transfer any or all of its rights, benefits and obligations under this Agreement to one or more of its direct or indirect, wholly-owned Subsidiaries or one of its Affiliates; provided that any such assignment shall not (i) result in any delay in the consummation of the transactions contemplated hereby or (ii) relieve Purchaser of its obligations hereunder. Any attempted assignment in violation of this Section 10.2 shall be null and void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by, the Parties and their successors and permitted assigns.
Section 10.3    No Third-Party Beneficiaries. Except as provided in Section 5.14 or Article

VIII or otherwise expressly provided herein, this Agreement is for the sole benefit of the Parties and their permitted assigns, and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such assigns, any legal or equitable rights hereunder.
Section 10.4    Whole Agreement; Conflict with Other Transaction Documents.
(a)    This Agreement, the other Transaction Documents, the Confidentiality Agreement and any supplemental agreement entered into by the Parties concurrently herewith contain the whole agreement between the Parties relating to the subject matter of this Agreement to the exclusion of any terms implied by Law which may be excluded by contract and supersede any previous written or oral agreement between the Parties in relation to the matters dealt with herein and therein.
(b)    Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article III (as qualified by the applicable items disclosed in Parent’s Disclosure Letter), neither Parent nor any of its Affiliates is making any representation or warranty regarding any documents, projections, forecasts, statement or other information made, communicated or furnished (orally, in writing, in the Virtual Data Room, in management presentations (including any questions posed and answers given and any related discussions, whether formal or informal) or otherwise) to Purchaser, any of its Affiliates, or any of their respective Representatives (including any opinion, information, projection or advice that may have been or may be provided to such Person by any Representatives of Parent or any of its Affiliates). No Person makes any representations or warranties by or on behalf of Parent to Purchaser regarding the probable success or profitability of the Target Company. Purchaser acknowledges that it has not been induced to enter this Agreement by any representation, warranty, assurance, commitment, statement or undertaking not expressly incorporated into it and agrees that it will not contend to the contrary.
(c)    So far as is permitted by Law and except in the case of fraud, Purchaser agrees and acknowledges that its only right and remedy in relation to any provision of this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute), including any right to rescind this Agreement.
(d)    If there is any inconsistency between the terms of this Agreement and any other Transaction Document, this Agreement shall prevail (as between the Parties and as between any of Parent’s Affiliates and any of Purchaser’s Affiliates) to the extent of the inconsistency, unless otherwise expressly agreed.
Section 10.5    Costs. Except as otherwise provided herein, each Party shall bear all costs incurred by it in connection with the preparation, negotiation and execution of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.
Section 10.6    Governing Law; Consent to Jurisdiction; Specific Performance.
(a)    THIS AGREEMENT AND ANY NON-CONTRACTUAL OBLIGATIONS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICTS OF LAW OR

CHOICE OF LAW THAT WOULD HAVE THE EFFECT OF GIVING EFFECT TO THE LAWS OF ANOTHER JURISDICTION).
(b)    Each Party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and in the courts hearing appeals therefrom unless no basis for federal jurisdiction exists, in which event each Party irrevocably consents to the exclusive jurisdiction and venue of the Supreme Court of the State of New York, New York County, and the courts hearing appeals therefrom, for any Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Action, any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 10.6, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the Action in any such court is brought in an inconvenient forum, that the venue of such Action is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO TRIAL BY JURY IN CONNECTION WITH ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
(c)    Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any such Action by the mailing of copies thereof by registered mail, postage prepaid, to such party at its address specified pursuant to Section 10.1, such service of process to be effective upon acknowledgment of receipt of such registered mail.
(d)    Each Party expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of New York and of the United States of America; provided that consent by Purchaser to jurisdiction and service contained in this Section 10.6 is solely for the purpose referred to in this Section 10.6 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.
(e)    Each Party acknowledges that, other than as provided in Section 8.8, it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that, in view of the uniqueness of the subject matter of this Agreement, the remedy at law for any breach, or threatened breach, of any of such provisions would be inadequate and, accordingly, agrees that, other than as provided in Section 8.8, the other Party, in addition to any other rights or remedies which it may have, shall be entitled to specific performance of this Agreement and any of the terms of this Agreement (including the obligations of Purchaser under Section 5.6) and such other equitable and injunctive relief available to the Parties from any arbitral tribunal of competent jurisdiction to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for equitable and injunctive relief permitted hereunder, other than as provided in Section 8.8, each Party hereby waives any claim or defense that a remedy at law alone is adequate and, to the maximum extent permitted by Law, agrees to have each provision of this Agreement (including the obligations of Purchaser under Section 5.6) specifically enforced against it, without the necessity of posting bond or other security against it, and consents to the entry of equitable and injunctive relief against it enjoining or restraining any breach or threatened breach of any provision of this Agreement.
Section 10.7    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to constitute an original and all of which shall together constitute one and the same instrument. This Agreement shall become binding when any number of counterparts, individually or taken together, shall bear the signatures of both Parties. This Agreement may be executed and delivered by facsimile or any other electronic means, including “.pdf” or “.tiff” files, and any facsimile or electronic signature shall constitute an original for all purposes.
Section 10.8    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
Section 10.9    Amendments; Waiver. Any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by and on behalf of each of Parent and Purchaser. Any provision of this Agreement may be waived if such waiver is in writing and signed by and on behalf of the Party against whom such waiver is to be enforced. No waiver of any breach of this Agreement will be implied from any forbearance or failure of a Party to take action thereon.
Section 10.10    Payments. Except to the extent otherwise expressly provided in this Agreement, all payments to be made under this Agreement shall be made in full, without any set-off or deduction for or on account of any counterclaim.
Section 10.11    Guarantee. Vantiv hereby guarantees, as a primary obligor and not merely as a surety, to Parent the due, punctual and complete discharge of all payment and performance obligations of Purchaser under this Agreement. If Purchaser fails to discharge any of its payment or performance obligations when due, then such obligation shall become immediately due and payable and Parent may at any time and from time to time, and so long as Purchaser has failed to pay or perform such obligation in full, take any and all actions available hereunder to collect such obligation from Vantiv. Parent shall not be required to make any demand upon, or to pursue or exhaust any right or remedy against, Purchaser prior to exercising its rights under this Section 10.11, and no delay or omission on the part of Parent in exercising its rights hereunder shall operate as a waiver or relinquishment of such rights or remedies. Vantiv’s obligations under this Section 10.11 are independent of the obligations of Purchaser, and a separate action or actions may be brought against Vantiv whether or not action is brought against Purchaser and whether or not Purchaser is joined in any such action or actions, provided, that such separate action or actions are brought against Vantiv solely in accordance with the terms of this Agreement. Parent shall not be required to exhaust its recourse against Purchaser or any collateral securing any obligation before requiring or being entitled to payment from Vantiv under this Section 10.11. To the fullest extent permitted by applicable Law, Vantiv hereby waives any and all defenses available to it as a guarantor or surety (other than the defense that the obligation has been satisfied). The liability of Vantiv under this Section 10.11 shall be absolute, unconditional and continuing, irrespective of: (a) any lack of validity, legality, or enforceability of any provision of this Agreement, or avoidance or subordination of any of the obligations under this Agreement; (b) any change in the time, manner or place of payment of, or in any other term of, or any increase in the amount of, all or any of the obligations under this Agreement; (c) the absence of any attempt to collect any of the obligations under this Agreement from Purchaser or from any other guarantor or the election of any remedy by Parent; (d) any waiver, release, adjustment, renewal, consent, extension, forbearance or granting of any indulgence by Parent with respect to any provision of this Agreement or any obligations under this Agreement; (e) the election by Parent in any insolvency or bankruptcy proceeding; or (f) the disallowance, under any insolvency or bankruptcy proceeding of all or any portion of the claim.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.
MONERIS SOLUTIONS CORPORATION

By:	______________________________________ Name: Title:
NATIONAL PROCESSING COMPANY

By:	______________________________________ Name: Title:
VANTIV, LLC

By:	______________________________________ Name: Title:

SCHEDULE A
DEFINITIONS AND TERMS
“Accounting Expert” has the meaning set forth in Section 2.3(c).
“Acquiring” means the capture and onward transmission of Card Network transactions in order to effect payment between Card Network cardholders and Merchants, including authorizing transactions, providing for clearing and settlement, facilitating the crediting of merchants’ accounts with the proceeds of such transactions, and chargeback and retrieval processing in connection with the foregoing. Acquiring also includes providing all or some of the foregoing services as an agent or licensee for other card programs.
“Acquiring Member” means a licensee or member of Visa or MasterCard (each, an “Association”) that is authorized by such Association to enter transactions into or receive transactions from the Association’s settlement and authorization systems.
“Action” means any civil, criminal or administrative action, suit, demand, claim, case, litigation, arbitration, opposition, objection, cancellation, inquiry, hearing, dispute, investigation or other proceeding.
“Adjusted Settlement Liability” means an amount equal to the sum of the Target Company’s (i) Accounts receivable – Settlement account plus (ii) the aggregate of the journal entries labeled as “Direct profits” in the Accounts receivable – Trade account, including Suspense Accounts, minus (iii) the Target Company’s Accounts Payable – Settlement and the Target Company’s Accrued Liabilities – Settlement, including Suspense Accounts, as determined in accordance with Exhibit 3 and reflected on the Estimated Closing Statement or Final Closing Statement, as applicable.
“Adjustment Amount” means an amount equal to the absolute value of (i) the Closing Payment minus (ii) the Purchase Price as set forth in the Final Closing Statement.
“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such specified Person; for the avoidance of doubt, neither of the Parent Shareholders nor any of their respective Affiliates shall be deemed to be an Affiliate of the Parent or the Target Company.
“Agreement” has the meaning set forth in the Preamble.
“AML Program” has the meaning set forth in Section 3.20.
“Archived Files” has the meaning set forth in Section 5.5(b).
“Benefit Plan” has the meaning set forth in Section 3.9(a).
“BIN” means a unique bank identification number assigned and licensed by Visa to an Acquiring Member for such Acquiring Member’s use in entering transactions into or receiving transactions from such Association’s settlement and authorization systems.

“BMO Harris BIN Sponsorship Agreement” means a BMO Harris BIN Agreement substantially in the form attached as Exhibit 4, together with such changes and other terms as the Parties may mutually agree.
“BMO Harris Merchant Referral Program Agreement” means a BMO Harris Merchant Referral Program Agreement substantially in the form attached as Exhibit 5, together with such changes and other terms as the Parties may mutually agree.
“Business Day” means any day other than a Saturday, Sunday or a day on which banks located in New York, New York or Ontario, Canada are authorized or required by Law to be closed.
“Business Employee” means any employee of the Target Company.
“Cap” has the meaning set forth in Section 8.2(b).
“Card” means a credit card, debit card, stored value card or similar card.
“Card Networks” means MasterCard International, Inc., VISA U.S.A., Inc., VISA International, Inc. and any other credit, debit or payment card network in which the Target Company is registered at any time by a member or participant where the use of cards bearing the brand or service mark of such associations or networks gives rise to transactions processed as a part of the Target Business.
“Chargeback” means a disputed charge by a holder of a Card or rejected charge form or other evidence of a purchase by a holder of a Card of goods and/or services from a Merchant by use of a Card that is returned unpaid by the issuing financial institution, in accordance with the Rules.
“Closing” has the meaning set forth in Section 2.4.
“Closing Date” means the date on which the Closing occurs.
“Closing Payment” means an amount equal to (i) $425,000,000 plus (ii) the Estimated Net Working Capital Adjustment minus (iii) the Indebtedness of the Target Company, if any, outstanding as of the Closing minus (iv) unpaid Company Transaction Expenses, if any, as of the Closing plus (v) the Contingent Purchase Price Amount, if any, payable at the Closing in accordance with Exhibit 8, all as set forth in the Estimated Closing Statement.
“COBRA” has the meaning set forth in Section 5.11(d).
“Code” means the Internal Revenue Code of 1986.
“Company Leases” has the meaning set forth in Section 3.12(b).
“Company Material Adverse Effect” means any change, effect, event or occurrence that, (i) has a material and adverse effect on the business, assets, financial condition or the results of operations of the Target Company, taken as a whole, or (ii) prevents or materially impairs the ability of Parent or any of its Affiliates to perform their respective material obligations under the Transaction Documents or to consummate the transactions contemplated thereby in a timely manner; provided that, in the case of clause (i) only, none of the following (or the results thereof), either alone or in combination with any other changes, effects, events or occurrences, shall constitute or contribute to a Company Material

Adverse Effect: (a) any change in applicable accounting principles or any adoption, proposal, implementation or change in Law (including any Law in respect of Taxes), or any interpretation thereof by any Government Authority, or change in GAAP or authoritative interpretations thereof; (b) any change in global, national or regional political conditions (including protests, strikes, riots, acts of terrorism or war); (c) any change in general global, North American, national or regional economic, business, regulatory, political or market conditions or in national, North American global financial or capital markets; (d) any change generally affecting the industries or market sectors in the geographic regions in which the Target Company operates; (e) any change resulting from or arising out of hurricanes, earthquakes, floods or other natural disasters; (f) the negotiation, execution, announcement or performance of the Transaction Documents or consummation of the transactions contemplated thereby or any litigation relating to the Transaction Documents or the transactions contemplated thereby; (g) the failure of the Target Company to meet any projections, forecasts or estimates of performance, revenues or earnings; (h) any actions (or the effects of any action) taken (or omitted to be taken) upon the written request or instruction of, or with the written consent of, Purchaser, consistent with the terms hereof, to consummate the transactions contemplated hereby; or (i) any action (or the effects of any action) taken (or omitted to be taken) by Parent or the Target Company as required pursuant to this Agreement, except, in the cases of clauses (a) or (c), to the extent that such events, changes, effects or circumstances disproportionately adversely affect the Target Business relative to other businesses in the industry in which the Target Business operates.
“Company Transaction Expenses” means any third party costs and expenses incurred by the Target Company in connection with the preparation, negotiation and execution of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby.
“Competing Business” means (i) providing Acquiring services for any person, (ii) sponsoring any Person into the Card Networks or (iii) providing or making available a BIN or ICA to any Person for use in providing Acquiring services.
“Confidential Information” means, with respect to either Party or any of its respective Affiliates (or, with respect to Parent, the Parent Shareholders), any information disclosed to such Party by the other Party or any of the other Party’s respective Representatives (or, with respect to Parent, the Parent Shareholders) that relates to (i) the provisions of this Agreement or any agreement entered into pursuant to this Agreement, (ii) the negotiations relating to this Agreement (or any such other agreement), (iii) any information relating to the business, financial or other affairs (including future plans, financial targets, trade secrets and know-how) of such other Party or such other Party’s Affiliates (or, with respect to Parent, the Parent Shareholders), or (iv) any information of the other Party or such other Party’s Representatives (or, with respect to Parent, the Parent Shareholders) provided in a manner which reasonably indicates the confidential or proprietary nature of such information. With respect to Purchaser and its Affiliates, Confidential Information includes all Evaluation Material (as such term is defined in the Confidentiality Agreement).
“Confidentiality Agreement” means the letter agreement, dated as of May 25, 2016, between Parent, the Target Company and Vantiv.
“Constituent Documents” means, with respect to any corporation, its charter and by-laws; with respect to any partnership, its certificate of partnership and partnership agreement; with respect to any limited liability company, its certificate of formation and limited liability company or operating agreement; with respect to each other Person, its comparable constitutional instruments or documents (and, in each case, such similar instruments or documents as applicable under a relevant jurisdiction).
“Contingent Purchase Price Amount” means the amount payable in accordance with the terms attached hereto as Exhibit 8.
“Continuation Period” has the meaning set forth in Section 5.11(a).
“Continuing Employee” has the meaning set forth in Section 5.11(a).
“Contract” means any written contract, agreement, undertaking, indenture, lease or other written instrument of any kind.
“Control” means, with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlling” and “Controlled” have meanings correlative to the foregoing.
“Controlled Group Member” has the meaning set forth in Section 3.9(a).
“Current BIN Sponsorship Agreement” means, collectively, (i) the Settlement Assistance Agreement, dated December 1, 2000, entered into by and between Harris Trust and Savings Bank and the Target Company, (ii) the Designation Agreement, dated December 1, 2000, entered into by and between Harris Trust and Savings Bank and the Target Company, (iii) the Trademark License Agreement, dated December 1, 2000, entered into by and between Harris Trust and Savings Bank and the Target Company and (iv) the Services Agreement, dated December 1, 2000, entered into by and between Harris Trust and Savings Bank and the Target Company.
“Current Merchant Referral Program Agreement” means the Amended and Restated Merchant Referral Program Agreement, dated December 1, 2013, as amended by Amendment No. 1 to the Amended and Restated Merchant Referral Program Agreement, dated February 23, 2016, entered into by and between BMO Harris Bank, N.A. and the Target Company.
“Data Compromise” means any unauthorized access, unauthorized acquisition, unauthorized disclosure or theft of any Sensitive Data (as defined below) from (1) the Target Company or (2) any third party vendor of the Target Company (solely to the extent that Sensitive Data of the Target Company’s customers (or such customer’s customers) is affected) (“Covered Third Parties”) that occurs while such Sensitive Data is in possession or control of the Target Company or Covered Third Parties (including, without limitation, data residing on or passing through any electronic device, network component, hardware or software of the Target Company or Covered Third Parties).
“Data Compromise Event” means any one or more Data Compromises that occur or become known to Purchaser, Parent or the Target Company after the date hereof: (i) of unencrypted Sensitive Data (or encrypted Sensitive Data where the unauthorized Person has the ability to unencrypt such Sensitive Data) of, individually or in the aggregate, more than 8,000,000 Cards or (ii) which would have, or would reasonably be expected to have, a Company Material Adverse Effect.
“Deductible” has the meaning set forth in Section 8.2(b).

“Disclosing Party” has the meaning set forth in Section 5.6(b).
“Disclosure Letter” means, with respect to either Party, a letter delivered by such Party to the other Party contemporaneously with the execution and delivery of this Agreement setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations, warranties or covenants of such Party contained in this Agreement; provided that the mere inclusion of an item in a Disclosure Letter as an exception to a representation, warranty or covenant shall not be deemed an admission by the disclosing Party that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had or is reasonably likely or expected to result in a Company Material Adverse Effect or a Purchaser Material Adverse Effect, as applicable; provided, further, that a disclosure in any section of such Party’s Disclosure Letter shall be deemed to be a disclosure for all other sections of such Party’s Disclosure Letter in respect of which it is reasonably apparent that such disclosure is applicable, whether or not repeated or cross-referenced in such other section.
“Encumbrance” means any mortgage, deed of trust, easement, pledge, hypothecation, assignment, security interest of any kind whatsoever, restriction, option, license, equity interest, preference, right to subscribe, participation interest, claim, lien, or encumbrance of any kind whatsoever; provided, however, that no Encumbrance shall be deemed to be created by this Agreement or any other Transaction Document.
“Environmental Law” means any law, regulation, order, decree or permit requirement of any federal, state, or local governmental jurisdiction: (i) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety as it relates to Hazardous Substance exposure, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (ii) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Substance.
“Equity Interest” means, with respect to any Person, any share of capital stock of, or any general, limited or other partnership interest, membership interest or similar ownership interest in, such Person.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Estimated Closing Date Balance Sheet” has the meaning set forth in Section 2.2(b).
“Estimated Closing Statement” means a statement setting forth Parent’s good faith estimate of (i) the Purchase Price as of the Closing Date, (ii) the Estimated Net Working Capital Adjustment, (iii) the unpaid Indebtedness of the Target Company as of the Closing Date and (iv) the unpaid Company Transaction Expenses as of the Closing Date.
“Estimated Net Working Capital” means the estimated Net Working Capital as of the Closing Date as shown on the Estimated Closing Statement.
“Estimated Net Working Capital Adjustment” means an amount (which may be negative) equal to (i) the Estimated Net Working Capital minus (ii) the Target Net Working Capital.

“Exchange Act” means the Securities Exchange Act of 1934.
“Federal Arbitration Act” means the United States Federal Arbitration Act.
“FD Agreement” means that certain Amended and Restated Processing Agreement, dated as of February 20, 2002, as further amended, by and among First Data Merchant Services Corporation, the Target Company and BMO Harris Bank N.A.
“Final Closing Statement” has the meaning set forth in Section 2.3(c).
“Final Net Working Capital” means the Net Working Capital as of the Closing Date as shown on the Final Closing Statement.
“Final Net Working Capital Adjustment” means an amount (which may be negative) equal to (i) the Final Net Working Capital minus (ii) the Target Net Working Capital.
“GAAP” means U.S. generally accepted accounting principles.
“Government Authority” means any U.S. or non-U.S., federal, state, provincial, county, city or local legislative, administrative or regulatory authority, agency, court, tribunal, body or other governmental or quasi-governmental entity with competent jurisdiction, including any supranational body and any Self-Regulatory Organization, as well as any Card Network.
“Government Order” means any order, writ, judgment, injunction, approval, decree, declaration, stipulation, determination, agreement or award entered by or with any Government Authority.
“Gross Margin” for any Merchant means the total revenue for MasterCard and/or VISA and/or other credit or debit card payment processing services provided by the Target Company in accordance with the Merchant’s Merchant Agreement less (i) interchange, (ii) assessments fees and dues and charges of the Card Networks (including any noncompliance fees, fines and penalties imposed on the Target Company, but only to the extent they are not billed to or passed through to the Merchant), (iii) cost of goods sold (processing costs, network fees and point of sale related expenses), (iv) applicable taxes, refunds, adjustments, chargebacks and other valid losses, (v) fees paid to any provider of BIN/ICA sponsorship, and (vi) any damages, debts, expenses, costs, obligations, liabilities, claims and demands arising from any breach by the Merchant under its Merchant Agreement; provided, however, that for the purpose of this calculation the Gross Margin of any particular Merchant Agreement shall not be less than zero; provided, further, that the Gross Margin for Indirect Merchants shall be equal to ninety percent (90%) of the net revenue for such Merchant.
“Hazardous Substance” means: (i) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under any Environmental Laws; and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“ICA” means a unique intercard bank association number assigned and licensed by MasterCard to an Acquiring Member for such Acquiring Member’s use in, entering transactions into or receiving transactions from such Association’s settlement and authorization systems.
“Indebtedness” with respect to any Person means, as of any particular time, without duplication, (a) the principal, accrued and unpaid interest, accrued and unpaid prepayment and redemption premiums or penalties (if any), accrued and unpaid fees or expenses and other accrued but unpaid monetary obligations in respect of (i) indebtedness for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Target Company is responsible or liable, in each case other than the current liability portion of any such indebtedness; (b) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but, in each case, excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business); (c) all obligations under leases required to be capitalized in accordance with GAAP; (d) all obligations for the reimbursement of any obligor on any drawn letter of credit; (e) all obligations under interest rate or currency swap transactions (valued at the termination value thereof); (f) all obligations of the type referred to in clauses (a) through (e) for the payment of which the Target Company is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (g) all obligations of the type referred to in clauses (a) through (f) secured by any Encumbrance (excluding Permitted Encumbrances) on any property or asset of the Target Company.
“Indemnified Director” has the meaning set forth in Section 5.14(a).
“Indemnified Person” has the meaning set forth in Section 8.4(a).
“Indemnifying Person” has the meaning set forth in Section 8.4(a).
“Insurance Policies” has the meaning set forth in Section 3.16.
“Intellectual Property” means, in any and all jurisdictions throughout the world, any (i) trademarks, service marks, Internet domain names, trade dress and trade names, registrations and applications for registration of the foregoing, and the goodwill associated therewith and symbolized thereby (“Trademarks”), (ii) patents and patent applications, (iii) trade secrets, (iv) copyrights (including copyrights in computer software and Internet websites) and registrations and applications for registration of the foregoing, and (v) any other intellectual property rights under applicable Law.
“Intercompany Payables” means all account, note or loan payables and all advances (cash or otherwise) or any other extensions of credit that are payable by the Target Company to Parent or any of its Affiliates (other than the Target Company).
“Intercompany Receivables” means all account, note or loan payables and all advances (cash or otherwise) or any other extensions of credit that are payable by Parent or any of its Affiliates (other than the Target Company) to the Target Company.
“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means computers, computer software (including both object code and source code), firmware, middleware, servers, workstations, routers, hubs, switches, data, data communication lines and other information technology equipment and associated documentation.
“Knowledge” means (i) with respect to Parent, the actual knowledge of any of the individuals listed in Section 1 of Parent’s Disclosure Letter and (ii) with respect to Purchaser, the actual knowledge of any of the executive officers of Purchaser.
“Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, injunction, decree, directive, policy, guideline, ruling, approval, decree or other requirement or rule of law enacted, issued, promulgated, enforced or entered by a Government Authority.
“Liabilities” means any debt, liability or obligation, whether asserted or unasserted, determined or determinable, absolute or contingent, accrued or unaccrued and whether due or to become due.
“Limited Damages” has the meaning set forth in Section 8.9.
“Liquidated Damages” has the meaning set forth in Section 8.2(c).
“Losses” means any damages, losses, claims, demands, actions, suits, proceedings, payments, liabilities, charges, interest, fines, judgments, penalties, Taxes and out-of-pocket costs and expenses (including reasonable outside legal fees).
“Merchant” means any Person that accepts Cards for the payment for goods or services and for whom the Target Company provides, directly or indirectly, Acquiring services pursuant to a Merchant Agreement. For purposes of the Prohibited Merchant Representation and Section 8.2(c) only, “Merchant” shall also include any Person that BMO Harris Bank, N.A. sponsors into the Card Networks under Contracts pursuant to which the Target Company derives revenue (“Indirect Merchants”).
“Merchant Agreement” means, for any Merchant, a written agreement between such Merchant, on the one hand, and the Target Company, on the other, for the provision of Acquiring services.
“Merchant Assignment Agreement” means the assignment and assumption agreement substantially in the form attached as Exhibit 6.
“Net Working Capital” means, as of any given date, the current assets of the Target Company (excluding any deferred tax assets, Tax refunds or receivables or Intercompany Receivables) minus the current liabilities of the Target Company (excluding any deferred tax liabilities established to reflect timing differences between book and Tax income, Tax payables or Intercompany Payables), in each case determined in accordance with Exhibit 3. For purposes of calculating the Purchase Price Adjustment, Net Working Capital shall not include the Adjusted Settlement Liability at the Closing. The amount of unrestricted cash necessary to fund the Adjusted Settlement Liability at the Closing shall be retained by the Target Company.
“Noncompetition Term” has the meaning set forth in Section 5.14(b).
“Notice” has the meaning set forth in Section 10.1(a).

“Open Source License” means any license that is identified as an “open source” license by the Open Source Initiative (opensource.org/).
“OSFI” means the Office of the Superintendent of Financial Institutions (Canada).
“Outside Date” means February 9, 2017.
“Parent” has the meaning set forth in the Preamble.
“Parent Competing Person” has the meaning set forth in Section 5.14(b).
“Parent Fundamental Representations” means Section 3.1(a) (Organization), Section 3.1(b) (Corporate Authorization), Section 3.1(c) (Binding Effect), Section 3.2 (a)-(c), the first sentence of Section 3.15 (Title to Assets) and Section 3.17 (Finder’s Fees).
“Parent Indemnified Parties” means Parent, its Affiliates, the Parent Shareholders and their respective Representatives.
“Parent Required Governmental Approvals” has the meaning set forth in Section 3.7.
“Parent Shareholder” means each of Bank of Montreal Holding Inc. and Royal Bank Holding Inc., and, as applicable, their respective Affiliates.
“Parent Shareholder Non-Competition Agreement” means the Non-Competition Agreement substantially in the form attached as Exhibit 7, together with such changes and other terms as the Parties and the Parent Shareholders may mutually agree.
“Parent Trademarks” all Trademarks owned by Parent or any of its Affiliates (including all Trademarks owned by the Target Company immediately prior to the Closing), including the names “Moneris,” “Moneris Solutions,” “PAYD,” “PAYD PRO,” and “BE PAYMENT READY” or any trade names, corporate names or business names, trademarks, tag-lines, identifying logos, trade dress, monograms, slogans, service marks, domain names, brand names or any other name or source identifiers related thereto or employing the wording “Moneris” or “MNS” or any derivation, variation, translation, adaptation, abbreviation or acronym of any of the foregoing or any confusingly similar trade name, corporate name or business name, trademark, tag-line, identifying logo, trade dress, monogram, slogan, service mark, domain name, brand name or other name or source identifier or any Trademark embodying any of the foregoing, whether alone or in combination with any other words, names, logos or Trademarks.
“Parties” means Parent and Purchaser.
“Permits” means licenses, permits, certificates, registrations and other authorizations and approvals that are issued by or obtained from any Government Authority or any Card Network.
“Permitted Encumbrances” means (i) statutory Encumbrances for Taxes, assessments or governmental charges or levies not yet due and payable, or which although delinquent can be paid without penalty, or are being contested in good faith by appropriate proceedings, (ii) Encumbrances resulting from a precautionary filing by a lessor with respect to a lease, (iii) Encumbrances imposed by Law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course which secure payment of obligations not more than sixty (60) days past due or which are being contested in good faith by appropriate proceedings, (iv) purchase money security interests for the purchase or leasing of office equipment, computers, vehicles and other items of tangible personal property, (v) in the case of real property, zoning, building, subdivision, environmental, entitlement or other land use regulations, and (vi) in the case of real property, easements, quasi-easements, encumbrances, licenses, covenants, rights-of-way, rights of re-entry or other restrictions and similar agreements, conditions or restrictions or Encumbrances that would be shown by a current title report or other similar report or listing or by a current survey or physical inspection.
“Person” means any individual, bank, corporation, general or limited partnership, association, limited liability company, business trust, unincorporated organization or other organization or entity, whether domestic or foreign, or any Government Authority.
“Personal Information” means any information that specifically identifies any employee, customer, prospective customer or other third party who has provided information to the Target Company in connection with the conduct of the Target Business.
“Pre-Closing Period” means each taxable period that ends as of or before the Closing and, in the case of a taxable period beginning on or before and ending after the Closing, the portion of such period ending on and including the Closing Date.
“Pre-Closing Taxes” means (i) Taxes of the Target Company for all Pre-Closing Periods, (ii) Taxes of any affiliated, combined, consolidated, unitary or other group of which the Target Company is or was a member on or prior to the Closing Date and (iii) Taxes of any other Person imposed on the Target Company as a transferee or successor, by contract (other than a leasing or financing contract entered into in the ordinary course of business, the principal purpose of which is not related to Taxes) or Law.
“Prohibited Merchant” has the meaning set forth in Section 8.2(c)(i).
“Prohibited Merchant Representation” means the representations and warranties of Parent contained in the first sentence of Section 3.19(d).
“Prohibited Merchant Representation Deductible” has the meaning set forth in Section 8.2(c).
“Proposed Closing Date Balance Sheet” has the meaning set forth in Section 2.3(a).
“Proposed Final Closing Statement” means a statement setting forth Purchaser’s good faith estimate of (i) the Purchase Price as of the Closing Date, (ii) the Final Net Working Capital Adjustment, (iii) the unpaid Indebtedness of the Target Company as of the Closing Date and (iv) the unpaid Company Transaction Expenses as of the Closing Date.
“Purchase Price” has the meaning set forth in Section 2.2(a).
“Purchaser” has the meaning set forth in the Preamble.
“Purchaser 401(k) Plan” has the meaning set forth in Section 5.11(d).

“Purchaser Benefit Plans” has the meaning set forth in Section 5.11(b).
“Purchaser Fundamental Representations” means Section 4.1(a) (Organization), Section 4.1(b) (Corporate Authorization), Section 4.1(c) (Binding Effect), Section 4.4 (Finder’s Fees) Section 4.6 (Securities Law Compliance) and Section 4.7 (Due Diligence by Purchaser).
“Purchaser Material Adverse Effect” means, as of any particular date, any change, effect, event or occurrence that, individually or when considered in the aggregate with any other change, effect, event or occurrence, adversely impairs the ability of Purchaser or any of Purchaser’s Affiliates to perform its obligations under any of the Transaction Documents or to consummate the transactions contemplated thereby in a timely manner.
“Purchaser Required Governmental Approvals” has the meaning set forth in Section 4.3.
“Receiving Party” has the meaning set forth in Section 5.6(b).
“Related Party Contract” means any Contract between Parent, its Affiliates (other than the Target Company) and/or the Parent Shareholders, on the one hand, and the Target Company, on the other hand, including the Current BIN Sponsorship Agreement and the Current Merchant Referral Program Agreement. For the avoidance of doubt, Related Party Contracts do not include Tri-Party Agreements.
“Representatives” means, with respect to any Person, such Person’s Affiliates, directors, managers, officers, employees, legal or financial advisors, agents or other representatives, or anyone acting on behalf of them or such Person.
“Required Governmental Approvals” means the Purchaser Required Governmental Approvals, the Parent Required Governmental Approvals and any authorizations, waivers, consents, approvals, filings, registrations, notices and applicable waiting periods relating to the Parent Shareholders required to be obtained, made or given by Parent Shareholders in connection with or as a condition to the execution, delivery and performance of any of the Transaction Documents or the consummation of the transactions contemplated thereby.
“Reverse Transition Services Agreement” means a Reverse Transition Services Agreement substantially in the form attached as Exhibit 2, together with such changes and other terms as the Parties may mutually agree in writing.
“Review Period” has the meaning set forth in Section 2.3(a).
“Rules” means the applicable bylaws, rules, regulations, documentation and manuals promulgated or adopted by the Card Networks, such as rules, manuals and other items may be amended or supplemented from time to time.
“Section 8.2(a)(iv) Deductible” has the meaning set forth in Section 8.2(d).
“Securities Act” means the Securities Act of 1933.

“Self-Regulatory Organization” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.
“Sensitive Data” means: “Cardholder Data” and “Sensitive Authentication Data” as defined in the Payment Card Industry Data Security Standard.
“Software” means any and all computer software, in any form or format (including object code and source code), however fixed.
“Solvent” has the meaning set forth in Section 4.8.
“Specified ISO” means the Person forth on Section 8.2(a) of Parent’s Disclosure Letter.
“Specified Litigation” has the meaning set forth in Section 5.18(a).
“Specified Target Contracts” has the meaning set forth in Section 3.14(a).
“Statement of Objections” has the meaning set forth in Section 2.3(b).
“Straddle Period” has the meaning set forth in Section 7.2.
“Subsidiary” means, for any Person, any other Person of which such first Person owns (either directly or through one or more other Subsidiaries) a majority of the outstanding Equity Interests or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such other Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.
“Surviving Provisions” means Article I (Definitions and Terms), Section 5.6 (Confidentiality), Section 8.8 (Exclusive Remedies), Article IX (Termination) and Article X (Miscellaneous).
“Target Benefit Plans” has the meaning set forth in Section 3.9(a).
“Target Business” means the business conducted by the Target Company as of the date hereof.
“Target Company” means Moneris Solutions Inc., a Delaware corporation.
“Target Company 401(k) Plan” has the meaning set forth in Section 5.11(d).
“Target Company Financial Information” has the meaning set forth in Section 3.3(a).
“Target Contract” means any Contract to which the Target Company, or BMO Harris Bank, N.A. for Contracts pursuant to which the Target Company derives revenue which was reflected in Target Company Financial Information, is a party, but shall exclude any Target Benefit Plan.
“Target Equity Interests” means all of the Equity Interests of the Target Company.
“Target Net Working Capital” means $22,100,000 less the amount of the Target Company’s deposit held by BMO Harris Bank, N.A. or its Affiliate under the Current BIN Sponsorship Agreement actually refunded to the Target Company on or before the seventy-fifth (75th) day following the date hereof in connection with the transactions contemplated by this Agreement.
“Tax Claim” has the meaning set forth in Section 7.4(a).
“Tax Notice” has the meaning set forth in Section 7.4(a).
“Tax Notice Period” has the meaning set forth in Section 7.4(b).
“Tax Representations” means the representations and warranties of Parent contained in Section 3.8.
“Tax Returns” means all returns, declarations, reports, statements, elections, schedules, claims for refund, forms and other documents filed or required to be filed with respect to any Taxes, including any supplement or attachment thereto and any amendment thereof. “Tax Return” means any one of the foregoing Tax Returns.
“Taxes” means (i) any and all taxes, levies, fees, assessments and other charges imposed by any Governmental Authority, including, without limitation, income, gross receipts, license, capital stock, profits, sales, goods and services, use, transfer, registration, alternative or add-on minimum, estimated, severance, stamp, premium, windfall profits, environmental, customs duties, occupation, escheat, unclaimed property, value added, ad valorem, transfer, capital (including large corporations), franchise, withholding, social security (or similar), unemployment, disability, payroll, employment, excise, or property taxes or any other tax of any kind whatsoever, together with any interest, penalties or additions to tax imposed thereon or with respect thereto, (ii) any liability for or in respect of the payment of any amount of a type described in clause (i) of this definition arising as a result of being or having been a member of a consolidated, combined, affiliated or unitary group and (iii) any liability for or in respect of the payment of any amount of a type described in clause (i) or (ii) of this definition as a transferee or successor, by contract, operation of law or otherwise, whether disputed or not, and the term “Tax” means any of the foregoing Taxes.
“Technology License Agreement” means a Technology License Agreement substantially in the form attached as Exhibit 9, together with such changes and other terms as the Parties may mutually agree in writing.
“Third-Party Claim” has the meaning set forth in Section 8.4(a).
“Threshold” has the meaning set forth in Section 8.2(b).
“Top Bank Referral Partner” has the meaning set forth in Section 3.19(a).
“Top ISO Referral Partner” has the meaning set forth in Section 3.19(a).
“Top Merchant” has the meaning set forth in Section 3.19(a).
“Top Non-ISO Referral Partner” has the meaning set forth in Section 3.19(a).
“Top Vendor” has the meaning set forth in Section 3.19(a).

“Trademarks” has the meaning set forth in the definition of Intellectual Property.
“Transaction Documents” means this Agreement, the Transition Services Agreement, the Reverse Transition Services Agreement, the BMO Harris BIN Sponsorship Agreement, the BMO Harris Merchant Referral Program Agreement, the Merchant Assignment Agreement, the Parent Shareholder Non-Competition Agreement and the Technology License Agreement.
“Transition Services Agreement” means a Transition Services Agreement substantially in the form attached as Exhibit 1, together with such changes and other terms as the Parties may mutually agree in writing.
“Tri-Party Agreements” has the meaning set forth in Section 5.17(b).
“Vantiv” has the meaning set forth in the Preamble.
“Virtual Data Room” means the virtual data room containing documents and information relating to, among other things, the Target Company, the Target Business and the Target Equity Interests made available by Parent in electronic form to Purchaser and its Representatives.
“Willful Breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement, that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a person acting reasonably under the circumstances should have, that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of or failure of performance under this Agreement.
Interpretation.
(a)    Unless the context otherwise specifically requires:
(i)    the words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(ii)    all terms defined in the singular have a comparable meaning when used in the plural, and vice versa;
(iii)    the terms “Dollars” and “$” mean United States Dollars;
(iv)    references to words of inclusion herein shall not be construed as terms of limitation, and thus references to “included” matters or items shall be regarded as non-exclusive, non-characterizing illustrations;
(v)    references herein to either gender includes the other gender;
(vi)    references to this Agreement shall include Parent’s Disclosure Letter, Purchaser’s Disclosure Letter, the Preamble and any Recitals, Schedules and Exhibits to this Agreement;

(vii)    references herein to the Preamble or to any Recital, Article, Section, Subsection, Exhibit or Schedule shall refer, respectively, to the Preamble or to a Recital, Article, Section, Subsection, Exhibit or Schedule to this Agreement;
(viii)    references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and all references to any section of any statute, rule or regulation include any successor to the section;
(ix)    references to any Government Authority include any successor to such Government Authority;
(x)    references to any agreement or other document are to such agreement or document as amended, modified, supplemented or replaced from time to time;
(xi)    references to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm;
(xii)    references to a time of day are, unless otherwise specified, references to New York City time;
(xiii)    references to “made available” (or words of similar import) in respect of information made available (or words of similar import) by Parent means any information made available to Purchaser by Parent or its Representatives (including any information made available prior to the date hereof in the Virtual Data Room);
(xiv)    references to writing shall include any mode of reproducing words in a legible and non-transitory form;
(xv)    references to “ordinary course” with respect to a Person shall be interpreted to refer to the ordinary course of such Person’s business consistent with past practice; and
(xvi)    the rule known as the ejusdem generis rule shall not apply and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.
(b)    The table of contents and headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.
(c)    No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel.
(d)    Whenever a provision of this Agreement provides that an action is to be effected as of, on or by a certain date, and such date is not a Business Day, this Agreement shall be read so that such action is required to be effected as of, on or by (as applicable) the next succeeding Business Day.